SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of foreign private issuer pursuant to rule 13a-16 or 15d-16 of the securities exchange act of 1934

For the month of September 2015

Commission File Number 1-15224

ENERGY COMPANY OF MINAS GERAIS

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form  40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                 No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

INDEX

Item	Description of Item

1.	Summary of Principal Decisions of the 640th Meeting of the Board of Directors Held on July 15, 2015

2.	Material Announcement Dated July 16, 2015: Renova signs share purchase and exchange contracts with SunEdison/TerraForm

3.	Market Notice Dated July 16, 2015: Light sells 15.87% interest in Renova for US$250 million

4.	Market Announcement Dated July 22, 2015: Cemig GT under consideration for long term financing from AFD of France

5.	Market Notice Dated July 27, 2015: Cemig GT awarded injunction against MRE adjustment

6.	Market Notice Dated July 31, 2015: IPO of Terraform Global

7.	Summary of Principal Decisions of the 641st Meeting of the Board of Directors Held on August 5, 2015

8.	Earnings Release—2Q 2015 Results

9.	2Q 2015 Results—Presentation

10.	Summary of Principal Decisions of the 642nd Meeting of the Board of Directors Held on August 24, 2015

11.	Summary of Minutes of the 643rd Meeting of the Board of Directors Held on August 28, 2015

12.	Material Announcement Dated September 2, 2015: FIP Redentor exercising Put Option to sell interest in Parati to Cemig

13.	Summary of Principal Decisions of the 644th Meeting of the Board of Directors Held on September 2, 2015

14.	Material Announcement Dated September 4, 2015: Put option Agreement between Light Energia and BNDESPAR

FORWARD-LOOKING STATEMENTS

This report contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include those risk factors set forth in our most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. CEMIG undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

Date: September 11, 2015	By:	/s/ Fabiano Maia Pereira
	Name:	Fabiano Maia Pereira
	Title:	Chief Officer for Finance and Investor Relations

1. SUMMARY OF PRINCIPAL DECISIONS OF THE 640TH MEETING OF THE BOARD OF DIRECTORS HELD ON JULY 15, 2015

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

Meeting of July 15, 2015

SUMMARY OF PRINCIPAL DECISIONS

At its 640th meeting, held on July 15, 2015, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

1.	Signature of term of assignment of an employee, with the State of Minas Gerais.

2.	Construction of the Itaocara I Hydroelectric Plant.

3.	Signature of the first Amendment to the Stockholders’ Agreement of Parati S.A. – Participações em Ativos de Energia Elétrica.

4.	Subscription by Efficientia as a sponsor of Forluz.

5.	Filing of a legal action.

6.	The Bond Project.

7.	The Zeus Project.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

2. MATERIAL ANNOUNCEMENT DATED JULY 16, 2015: RENOVA SIGNS SHARE PURCHASE AND EXCHANGE CONTRACTS WITH SUNEDISON / TERRAFORM

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Renova signs share purchase and exchange contracts with

SunEdison / TerraForm

In continuation of the information given in the Material Announcements of May 7 and July 2 of this year, Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, in accordance with CVM Instruction 358 of January 3, 2002, as amended, hereby informs the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa S.A.) and the market in general, as follows:

On July 16, 2015 Cemig’s affiliated companies Light S.A. and Renova Energia S.A. published the following Material Announcement:

“Renova Energia S.A. (RNEW11) (‘Renova’ or ‘the Company’), the largest renewable company in Brazil in terms of contracted capacity, hereby, in accordance with CVM Instruction 358/2002 as amended, informs stockholders and the market as follows:

Further to the reports given in the Material Facts of May 7 and July 2, 2015, and in accordance with the meeting of the Board of Directors held on today’s date, Renova has signed, on today’s date, definitive contracts with: TerraForm Global, Inc., (‘TerraForm Global’), TerraForm Global, LLC and SunEdison, Inc. (‘SunEdison’) – as reported below (‘the Transaction’).

1.	First Phase: Operational Assets

The following contracts were signed in relation to the first phase of the Transaction, announced May 7, 2015:

(i)	A share purchase agreement for sale of the assets of ESPRA Project, corresponding to three small hydroelectric plants with energy contracted under the Proinfa program, with installed capacity of 41.8 MW, for equity value of R$ 136 million, for payment in cash;

(ii)	A share purchase agreement for sale of the assets of the Bahia Project, corresponding to five wind farms which commercialized energy in the LER (Reserve Energy Auction) of 2009, with installed capacity of 99.2 MW, for equity value of R$ 451 million, for payment in cash; and

(iii)	A securities swap agreement for swap of shares in the subsidiaries of the Company which hold the assets of the Salvador Project, corresponding to nine wind farms with energy contracted in the LER of 2009, with installed capacity of 195.2 MW, for equity value of R$1.026 billion, in exchange for TerraForm Global’ shares based on the price per share to be paid in the ongoing IPO of TerraForm Global.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The amounts referred to above are subject to the adjustments specified in the respective contracts.

2.	Second Phase: Projects of the Backlog and Option for Purchase of Future Assets

The Second Phase of the Transaction, approved and signed on this date, which refers to other operational and non-operational assets with long term energy purchase agreements (‘Backlog’) and projects in development and to be developed by the Company once they sign long term energy contracts (´Pipeline`), included the signing of following contracts:

(i)	A securities swap agreement, for exchange of the shares of the Company’s subsidiaries that hold certain assets of the Backlog, as listed below, for the total enterprise value of R$ 13.4 billion. The amounts will be adjusted on the date of exchange under applicable provisions of the contracts. The assets, with installed capacity for 2,204.2 MW, will be exchanged after their respective commercial operations dates and in accordance with the timetable below. Renova will receive the corresponding amount in shares of TerraForm Global based on the average market trading price in the 30 trading sessions prior to the closing date.

Asset	Installed capacity (MW)	Drop down date
Light I	200,7	2017
Light II	202,8	2017
LEN A-5 2012	18,9	2017
LER 2010	167,7	2018
LEN A-3 2011	218,4	2018
LER 2014-eólico	43,5	2018
LER 2014-solar¹	53,5	2018
LER 2013	159,0	2019
PPA Cemig²	676,2	2019
LEN A-5 2013	355,5	2020
LEN A-5 2014	108,0	2020

¹	Refers to 50% of the PPA, reflecting the Joint Venture with SunEdison.
²	Reflects 100% of the Cemig PPA, since Cemig has not yet exercised its right to acquire 50% of the asset.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

(ii)	An option contract under which TerraForm Global will have, until December 31, 2016, a purchase option and first refusal for acquisition of renewable power projects in development and to be developed by the Company once they sign long-term energy contracts. The quantity of shares of TerraForm Global to be received by Renova will be determined based on a multiple of the cash available for distribution of each related project in the years following the transfer, in accordance with a methodology that has been agreed between the parties. After this date, the parties will negotiate a new mechanism to guarantee the option of preference for the acquisition of the projects, aiming to reflect the market conditions and the competitiveness of the Company.

3.	Entry of SunEdison into the controlling shareholder block of Renova

Also on today’s date the share purchase agreement was signed for sale to SunEdison of the shares in the Company owned by Light Energia S.A. (‘the Light Share Purchase Agreement’), as disclosed in the Material Announcement of July 2, 2015.

The amount to be paid for the 50,561,797 common shares is USD 250,000,000.00, equivalent to USD14.83 per Unit.

Completion of this transaction is subject to certain conditions precedent, including regulatory approvals, and waivers of restrictions on transfer of shares and first refusal rights and tag along under existing Stockholders’ Agreements.

After the completion of the Light Share Purchase Agreement, SunEdison will subscribe to the existing Stockholders’ Agreements of Renova and will become part of the controlling stockholder block of Renova.

It should be noted that this transaction will not result in any change of control of the Company, either direct or indirect, nor in acquisition by SunEdison of the power of control over the Company. New stockholding structure after entry of SunEdison into the controlling stockholder block

RENOVA ENERGIA	ON Shares		PN Shares		Total Shares
Controlling
stockholder block	188,309,630	79.6%	—	0.0%	188,309,629	59.1%

RR Participa	50,561,797	21.4%	—	0.0%	50,561,797	15.9%
SunEdison	50,561,797	21.4%	—	0.0%	50,561,797	15.9%
Cemig GT	87,186,035	36.8%	—	0.0%	87,186,036	27.3%

Other stockhholders	488,534,656	220.4%	81,889,474	100.0%	130,345,793	40.9%

RR Participa*	8,250,393	3.5%	1,280,600	1.6%	9,530,993	3.0%
BNDESPAR	9,311,425	3.9%	18,622,850	22.7%	27,934,275	8.8%
InfraBrasil	11,651,467	4.9%	23,302,933	28.5%	34,954,400	11.0%
FIP Caixa Anbiental	5,470,247	2.3%	10,940,586	13.4%	16,410,879	5.1%
Others	13,890,247	5.8%	27,742,505	33.8%	41,515,246	13.0%

Total	236,883,455	100.0%	81,889,474	100.0%	318,772,929	100.0%

*	Holding of RR Participações outside the controlling blocck

4.	Other material information about the Transaction

Right to elect a member of the Board of TerraForm Global Subject to certain conditions, Renova will have the right to appoint a member of the Board of Directors of TerraForm Global.

[1]	Renova’s units – one common share and two preferred shares

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Objectives of the Transaction

The objective of the Transaction is to increase the company’s competitiveness, value creation and capacity to grow. With the Transaction Renova will recycle invested capital at an attractive and predictable cost for both the backlog and for the Pipeline, and will gain new options for financing based on Backlog exchange contracts and Terraform shares received as payment. The need to issue equity for development of Backlog projects will be equalized.

Further, the dividends that Renova will receive from TerraForm Global, company oriented to the continuous growth of dividends, will be a source of funding for the multiple possibilities for Renova’s growth.

Mr. Mathias Becker, CEO of Renova Energia, comments:

“This operation will be an important milestone in the history of the Latin American electricity sector, and principally in the history of the Company, because it will place us once again in the leadership of the renewable energy sector, since it will enable us to recycle capital at lower and predicable costs, and will give us access to financings not available to other companies of the sector. We have great confidence in the growth of renewable sources in the world, and we are prepared to take advantage of the opportunities of this growth.

Conditions precedent for completion of the Transaction

Completion of the two phases of the Transaction described above is subject to certain conditions precedent, which include: completion of the IPO of TerraForm Global (ongoing process); and obtaining of consent from third parties and regulatory approvals, including approval by Aneel and Eletrobras.

About SunEdison

SunEdison is the world’s largest developer of renewable power sources. It is listed on the New York Stock Exchange and is in the Fortune 1000. SunEdison operates in manufacture of solar technology, and in development, construction and operation of solar and wind power generation assets, with long-term power supply sale contracts in place, providing electricity to residential, commercial and governmental clients around the world.

SunEdison has 55 years’ experience, more than 6,500 employees, and is present in more than 25 countries, on the five continents. It has more than 1,000 grid-connected plants; 2.4GW of grid-connected solar capacity, and 3.6GW of non-grid-connected solar capacity.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

SunEdison is the controlling stockholder of the companies TerraForm Global, TerraForm Power and SunEdison Semiconductor.

About TerraForm Global

TerraForm Global is a globally diversified company, oriented to payment of growing dividends, created to hold and operate clean power generation assets in emerging markets where there is high growth. Its objective is to acquire, from SunEdison or from other parties, clean power generation assets that have long-term contracts and counterparties with high level of credit.

TerraForm Global’s initial portfolio comprises solar projects located in China, India, Uruguay, Malaysia, Thailand and South Africa; wind projects located in Brazil, China and South Africa; and hydroelectric projects in Brazil and Peru.

The Company will keep the market informed of significant developments in relation to this Transaction by immediate publication of them to the market.”

Belo Horizonte, July 16, 2015.

Fabiano Maia Pereira

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

3. MARKET NOTICE DATED JULY 16, 2015: LIGHT SELLS 15.87% INTEREST IN RENOVA FOR US$250 MILLION

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET NOTICE

Light sells 15.87% interest in Renova for US$250 million

In continuation of the information given in the Material Announcement of July 2 of this year, Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, in accordance with CVM Instruction 358 of January 3, 2002, as amended, hereby informs the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&FBovespa S.A.) and the market in general, as follows:

On July 16, 2015 Cemig’s affiliated company Light S.A. published the following Market Notice:

“Light S.A. (“Company”), in compliance with CVM Instruction 358/02, of January 3, 2002, hereby informs its shareholders and the public in general that, the Company’s wholly-owned subsidiary Light Energia S.A. (“Light Energia”), signed, this date, the Securities Purchase Agreement (“Agreement”) which aims to sell the 50,561,797 (fifty million, five hundred and sixty-one thousand, seven hundred and ninety-seven) common shares (“Shares”) currently held by Light Energia (“Transaction”) in Renova Energia S.A. (“Renova”), as disclosed in our Material Fact on July 2, 2015.

As per the Agreement, the Shares’ sale price, which currently corresponds to 15.87% of Renova’s total capital, will be USD 250,000,000.00 (two hundred and fifty million Dollars). The payment will be performed once the Transaction is concluded through the delivery of new shares issued by SunEdison, traded in the New York Stock Exchange (“NYSE”), under the ticker SUNE. The amount of shares to be received by Light Energia when the Transaction is concluded will be calculated based on the average price of SunEdison’s shares in the ten trading days immediately prior to the first business day before the closing (“Pricing Period”).

The Company also informs that hired today a financial institution to monetize SunEdison’s shares to be received by Light Energia. The resale of the shares will be registered in accordance to the American legislation, enabling their free resale by Light Energia in NYSE immediately after the receipt of the shares. The financial institution will perform the payment to Light Energia up to three business days after the Transaction is concluded. This action seeks to protect Light Energia against share price volatility from the beginning of the Pricing Period up until the closing date.

The closing of the Transaction is still subject to preceding conditions, as disclosed in our Material Fact on July 2, 2015.

The Company will keep the Market informed regarding any relevant progress in this Transaction that will be immediately disclosed, in compliance with CVM Rule 358/02 and the Corporate Law.”

Belo Horizonte, July 16, 2015

Fabiano Maia Pereira

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

4. MARKET ANNOUNCEMENT DATED JULY 22, 2015: CEMIG GT UNDER CONSIDERATION FOR LONG TERM FINANCING FROM AFD OF FRANCE

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET ANNOUNCEMENT

Cemig GT under consideration for long term financing

from AFD of France

In accordance with CVM Instruction 358 of January 3, 2002, as amended, Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&FBovespa S.A.) and the market in general, as follows:

Cemig’s wholly-owned subsidiary Cemig GT (Cemig Geração e Transmissão S.A.) is under consideration by the French Development Agency – AFD (Agence Française de Développement) for a long-term financing of up to one hundred million Euros, for investments in strengthening and improvement of Cemig GT’s transmission infrastructure.

The AFD expects to approve the transaction in October of this year.

The Company will keep the market informed of significant developments in the negotiation of this financing, in compliance with CVM Instruction 358/02 and the Brazilian Corporate Law.

Belo Horizonte, July 22, 2015

Fabiano Maia Pereira

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

5. MARKET NOTICE DATED JULY 27, 2015: CEMIG GT AWARDED INJUNCTION AGAINST MRE ADJUSTMENT

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET NOTICE

Cemig GT awarded injunction against MRE adjustment

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, in accordance with CVM Instruction 358 of January 3, 2002, as amended, hereby informs the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&FBovespa S.A.) and the market in general, as follows:

Brazil’s federal courts have awarded Cemig’s wholly-owned subsidiary Cemig GT (Cemig Geração e Transmissão S.A.) and other plaintiffs a judgment of provisional remedy ordering the Brazilian regulator, Aneel, not to apply to the plaintiffs the effect of the MRE system for sharing hydrological risk of the system’s hydroelectric plants, when the aggregate total of generation output from the participants in this condominium of plants is lower than their aggregate physical offtake guarantee.

Cemig will keep stockholders and the market timely and appropriately informed on the progress of this case.

Belo Horizonte, July 27, 2015

Fabiano Maia Pereira

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

6. MARKET NOTICE DATED JULY 31, 2015: IPO OF TERRAFORM GLOBAL

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET NOTICE

IPO of Terraform Global

In continuation of the information given in Material Announcements published on May 7, July 2 and July 16 of this year, Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, in accordance with CVM Instruction 358 of January 3, 2002, as amended, hereby informs the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa S.A.) and the market in general, as follows:

On July 31, 2015 Cemig’s affiliated companies Light S.A. (‘Light’) and Renova Energia S.A. (‘Renova’), published the following Market Notice:

“	In accordance with CVM Instruction 358/2002 as amended, and further to the information in its Material Announcements of May 7 and July 2, 2015, Renova Energia S.A. (RNEW11) (‘Renova’), the company with the largest volume of contracted installed capacity in Brazil for generation of electricity from renewable sources, hereby informs its stockholders and the market in general as follows:

On today’s date TerraForm Global, Inc. (‘TerraForm Global’) announced the start of trading in its common shares on the NASDAQ Global Select Market, under the ticker GLBL, following its initial public offering of 45,000,000 Class A common shares at US$15.00 per share, for proceeds of approximately US$675,000,000.00. The offering is scheduled to end on August 5, 2015, under customary closing conditions for this type of transaction.

Completion of the IPO is one of the conditions precedent for completion of the transaction announced on May 7 and July 15 of this year.

( Continued > )

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The first phase of that transaction comprises:

(i)	sale of the shares of the companies holding the wind power assets of the Bahia Project, and Small Hydro Plants (SHPs) of the ESPRA project, for R$ 587 million; and

(ii)	exchange of the shares of the subsidiaries of the Company holding the wind power assets of the Salvador Project for shares in TerraForm Global with total value of R$ 1.026 billion, based on the price of the IPO.

The number of shares that Renova receives will depend on the exchange rate on the closing date of the transaction.

The second phase of the transaction comprises:

(i)	exchange of shares in the subsidiaries of the company that hold wind power assets based on total enterprise value of the company of R$ 13.4 billion;

(ii)	an option giving TerraForm Global, until December 31, 2016, first refusal to acquire any renewable energy projects that are in development or to be developed by the company and sell power supply in long term contracts.

Completion of the transaction is still subject to other conditions precedent, and Renova reiterates that it will keep the market informed of significant developments in relation to this transaction by immediate publication of them to the market. ”

Belo Horizonte, July 31, 2015.

Fabiano Maia Pereira

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

7. SUMMARY OF PRINCIPAL DECISIONS OF THE 641ST MEETING OF THE BOARD OF DIRECTORS HELD ON AUGUST 5, 2015

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

Meeting of August 5, 2015

SUMMARY OF PRINCIPAL DECISIONS

At its 641st meeting, held on August 5, 2015, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

1.	Signature of amendments to public transmission service contracts of Taesa.

2.	Orientation of vote in Extraordinary General Meeting of Stockholders of Parati S.A.

3.	Acceptance of extension of the exploration phase for exploration blocks.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

8. EARNINGS RELEASE – 2Q 2015 RESULTS

PUBLICATION OF RESULTS

CEMIG REPORTS

2Q15 NET INCOME OF

R$ 534 MILLION

Highlights

¡     2Q15 cash flow, as measured by Ebitda: R$ 1.2 billion

¡     2Q15 Net revenue up 14.7% year-on-year: R$ 5.3 billion.

Indicators (GWh)	2Q15	2Q14	Change %
Electricity sold, GWh (excluding CCEE)	14,198	15,487	(8.32)

Indicators – R$ ’000	2Q15	2Q14	Change %
Sales on the CCEE	701,158	940,377	(25.44)
Net debt	11,753,422	11,610,323	1.23
Gross revenue	8,444,281	6,102,157	38.38
Net revenue	5,392,480	4,701,427	14.70
Ebitda (IFRS)	1,232,272	1,572,886	(21.66)
Net income in the quarter	534,264	740,874	(27.89)
Net income per share	R$0.42	R$0.59	(28.81)
Ebitda Margin	22,85%	33,46%	(10.61)p.p.

Conference call

Publication of 2Q15 results

Video webcast and conference call

August 19, 2015 (Wednesday), at 2 PM – Brasília time

This transmission on Cemig’s results will have simultaneous translation into English and can be seen in real time by Video Webcast, at http://ri.cemig.com.br or heard by conference call on:

+ 55 (11) 2188-0155 (1st option) or

+ 55 (11) 2188-0188 (2nd option)

Password: CEMIG

Playback of Video Webcast: Site: http://ri.cemig.com.br Click on the banner and download. Available for 90 days	Conference call – Playback: Tel: +55 (11) 2188-0400 Password: CEMIG Português Available from Aug 19 to Sep 2, 2015

Cemig Investor Relations

http://ri.cemig.com.br.

ri@cemig.com.br

Tel.: (+55-31) 3506-5024

Fax: (+55-31) 3506-5025

Cemig’s Executive Investor Relations Team

¡	Chief Finance and Investor Relations Officer

Fabiano Maia Pereira

¡	General Manager, Investor Relations

Antônio Carlos Vélez Braga

¡	Manager, Investor Market

Robson Laranjo

Disclaimer

Certain statements and estimates in this material may represent expectations about future events or results, which are subject to risks and uncertainties that may be known or unknown. There is no guarantee that the events or results will take place as referred to in these expectations.

These expectations are based on the present assumptions and analyses from the point of view of our management, in accordance with their experience and other factors such as the macroeconomic environment, market conditions in the electricity sector, and expected future results, many of which are not under Cemig’s control.

Important factors that could lead to significant differences between actual results and the projections about future events or results include Cemig’s business strategy, Brazilian and international economic conditions, technology, Cemig’s financial strategy, changes in the electricity sector, hydrological conditions, conditions in the financial and energy markets, uncertainty on our results from future operations, plans and objectives, and other factors. Due to these and other factors, Cemig’s results may differ significantly from those indicated in or implied by such statements.

The information and opinions herein should not be understood as a recommendation to potential investors, and no investment decision should be based on the veracity, currentness or completeness of this information or these opinions. None of Cemig’s professionals nor any of their related parties or representatives shall have any liability for any losses that may result from use of the content of this material.

To evaluate the risks and uncertainties as they relate to Cemig, and to obtain additional information about factors that could originate different results from those estimated by Cemig, please consult the section on Risk Factors included in the Reference Form filed with the Brazilian Securities Commission – CVM – and in the 20-F form filed with the U.S. Securities and Exchange Commission – SEC.

Cemig stock price performance

Security	Ticker	Currency	Close of June 30, 2015	Close of December 31, 2014	Change in the period %
Cemig PN	CMIG4	R$	11.86	12.73	-6.85%
Cemig ON	CMIG3	R$	11.90	13.37	-11.01%
ADR PN	CIG	US$	3.81	4.71	-19.17%
ADR ON	CIG.C	US$	3.82	5.11	-25.28%
Ibovespa	Ibovespa	—	53,080	50,007	6.15%
IEEX	IEEX	—	30,253	27,161	11.38%

Source: Economática.

Trading volume in Cemig’s preferred shares (CMIG4) in the first half of 2015 totaled R$ 5.96 billion. Cemig continues to be one of the most liquid companies in the Brazilian electricity sector, and one of the most traded in the Brazilian capital markets.

On the New York Stock Exchange the volume traded in ADRs for Cemig’s preferred shares (CIG) in first half 2015 was US$ 2.01 billion: we see this as reflecting recognition by the investor market of Cemig as a global investment option.

The São Paulo stock exchange (Bovespa) index – the Ibovespa – was up 6.15% in the first half of 2015, closing June at 53,080 points. This performance runs contrary to the general perception of Brazil’s economic scenario in the period.

Cemig’s shares underperformed the Brazilian stock market’s principal index. Our common stock (Cemig ON) was down 11.01% in the first half of the year, and our preferred stock (Cemig PN) was down 6.85% in the half year.

Cemig’s long-term ratings

This table shows credit risk ratings and outlook for Cemig’s companies as provided by the principal rating agencies:

Brazilian scale:

Agency	Cemig		Cemig D		Cemig GT
	Rating	Outlook	Rating	Outlook	Rating	Outlook
Fitch	AA– (bra)	Negative	AA– (bra)	Negative	AA – (bra)	Negative
S&P	BrAA+	Stable	BrAA+	Stable	BrAA+	Stable
Moody’s	Aa2.br	Negative	Aa2.br	Negative	Aa2.br	Negative

Global scale:

Agency	Cemig		Cemig D		Cemig GT
	Rating	Outlook	Rating	Outlook	Rating	Outlook
S&P	BB+	Stable	BB+	Stable	BB+	Stable
Moody’s	Ba1	Negative	Ba1	Negative	Ba1	Negative

Note:	Fitch provides only Brazilian-scale – not global – ratings.

Adoption of IFRS

The results in this release are in accordance with the new Brazilian accounting rules, which embody the harmonization between Brazilian accounting rules and IFRS (International Financial Reporting Standards).

PROFIT AND LOSS ACCOUNTS

Consolidated – R$ ’000	2Q15	2Q14	Change %
REVENUE	5,392,480	4,701,427	14.70
OPERATIONAL COSTS
Electricity purchased for resale	2,312,277	1,869,266	23.70
Charges for use of national grid	251,254	164,684	52.57
Personnel and managers	332,709	305,104	9.05
Employees’ and managers’ profit shares	64,243	78,602	(18.27)
Post-retirement liabilities	57,609	52,979	8.74
Materials	17,445	16,552	5.40
Raw materials and inputs for production of electricity	(2,547)	88,143	—
Outsourced services	214,124	203,348	5.30
Depreciation and amortization	181,587	202,491	(10.32)
Operational provisions	229,841	42,040	446.72
Gas bought for resale	261,914	—	—
Infrastructure Construction Cost	266,090	212,171	25.41
Others	160,967	112,858	42.63

TOTAL COST	4,347,513	3,348,238	29.84

Equity gain (loss) in subsidiaries	5,718	21,227	(73.06)
Income before Financial revenue (expenses) and taxes	1,050,685	1,374,416	(23.55)
Financial revenues	234,553	39,423	494.96
Financial expenses	(486,134)	(317,004)	53.35

Pretax income	799,104	1,096,835	(27.14)
Current and deferred income tax and Social Contribution tax	(264,840)	(355,961)	(25.60)

NET INCOME FOR THE PERIOD	534,264	740,874	(27.89)

Interest of the controlling stockholders	534,132
Interest of non-controlling stockholder	132

Cemig’s consolidated electricity market

The Cemig Group sells electricity through its distribution company, Cemig Distribuição (‘Cemig Distribution’ or ‘Cemig D’), its generation and transmission company Cemig Geração e Transmissão (‘Cemig Generation and Transmission’, or ‘Cemig GT’), and wholly-owned subsidiaries: Horizontes Energia, Termelétrica Ipatinga, Sá Carvalho, Termelétrica de Barreiro, Cemig PCH and Rosal Energia.

The total for sales in Cemig’s consolidated electricity market comprises sales to:

(I)	Captive consumers in Cemig’s concession area in the State of Minas Gerais;

(II)	Free Consumers in both the State of Minas Gerais and other States of Brazil, in the Free Market (Ambiente de Contratação Livre, or ACL);

(III)	Other agents of the electricity sector – traders, generators and independent power producers, also in the ACL;

(IV)	Distributors, in the Regulated Market (Ambiente de Contratação Regulada, or ACR); and

(V)	The wholesale trading chamber (Câmara de Comercialização de Energia Elétrica, or CCEE)

( – eliminating transactions between companies of the Cemig Group).

Sales of electricity to final consumers totaled 11,314 GWh (including Cemig’s own consumption), or 7.58% less than in 2Q14.

This chart shows the breakdown of sales to final consumers of the Cemig Group in the quarter, by consumer category:

Total consumption of electricity (GWh)

Volume sold to final consumers of Cemig in 2Q15 was 7.58% lower than in 2Q14.

Consolidated	MWh		Change, %	Average price 2Q15 R$	Average price 2Q14 R$
	2Q15	2Q14
Residential	2,386,270	2,459,539	(2.98)	775.08	524.95
Industrial	5,771,862	6,525,802	(11.55)	257.78	197.58
Commercial, Services and Others	1,563,963	1,576,085	(0.77)	652.35	440.86
Rural	749,687	844,996	(11.28)	456.93	269.09
Public authorities	223,734	224,262	(0.24)	640.31	432.17
Public lighting	329,545	313,329	5.18	424.28	279.38
Public service	280,302	288,676	(2.90)	490.33	302.55

Subtotal	11,305,363	12,232,689	(7.58)	452.95	308.55

Own consumption	9,095	9,286	(2.06)	—	—
Wholesale supply to agents in Free and Regulated Markets ( * )	2,883,357	3,244,840	(11.14)	217.83	145.82

Total	14,197,815	15,486,815	(8.32)	409.82	275.62

(*)	Includes Regulated Market Electricity Sale Contracts (CCEARs) and ‘bilateral contracts’ with other agents.

The electricity market of Cemig D

Electricity billed to captive clients and electricity transported for Free Clients and distributors with access to Cemig D’s networks totaled 10,268 GWh in 2Q15, or 7.76% less than in 2Q14.

We attribute the lower consumption to macroeconomic factors such as: (i) retraction in the level of economic activity at both state and national levels; (ii) reduction of demand for goods and services; (iii) low level of private and public investment; (iv) greater selectiveness in granting of financings; (v) high levels of debt and default; (vi) uncertainties in the Brazilian political and economic outlook; and (vii) the slow pace of recovery of the international economy.

In June 2015 Cemig billed 8,012,722 consumers, or 1.4% more consumers than in June 2014. Of this total, 426 are Free Consumers using the distribution network of Cemig D.

Comments on the various consumer categories:

Residential

Residential consumption was 16.81% of the total volume of electricity transacted by Cemig, and totaled 2,386 GWh, or 2.98% less than in 2Q14.

Industrial

Electricity used by captive industrial clients was 8.65% lower in total volume than in 2Q14, and electricity transported for Free Clients was 13.70% lower.

The main Brazilian and international macroeconomic factors that could have influenced consumption by the industrial sector are:

¡	In Brazil: retraction of domestic demand, accumulation of inventories, fall in industrial capacity utilization in various sectors, loss of competitiveness, reduction of the number of employees and/or reduction of the use of labor (forced vacations, shorter work shifts), lower business and consumer confidence; and low level of investments.

¡	Internationally: lower exports due to lower external demand.

In manufacturing industry we saw lower consumption of electricity by most of the economic sectors – especially: Ferro alloys (down 50.5%), non-ferrous metallurgy (down 15.6%), and automotive industry (down 14.9%).

Rural:

Total consumption by the rural consumer category was 750 GWh, or 11.28% less than in 2Q14. The main factor in this retraction was better climate conditions: higher rainfall and more comfortable temperatures – consumption for irrigation was 11.5% lower, and consumption by other farming activities up 1.3%.

The electricity market of Cemig GT

Cemig GT’s market – generation and transmission – comprises sales of power as follows:

(I)	in the Free Market (Ambiente de Contratação Livre or ACL), to Free Clients, either located in Minas Gerais or in other States; and to other agents in the electricity sector – traders, generators and independent power producers;

(II)	to electricity distributors (in the Regulated Market); and

(III)	sales in the CCEE (Electricity Trading Chamber).

Cemig GT invoiced a total of 10,183 GWh in 2Q15, or 1.75% more than in 2Q14, reflecting sales in the CCEE.

Free Clients consumed 4,745 GWh in 2Q15, or 11.19% less than in 2Q14, reflecting:

¡	termination of contracts with clients at the end of 2014 that were not renewed with Cemig GT; and

¡	reduction of consumption by clients due to weak demand in the Brazilian economy, with lower domestic demand for goods and services, also affected by the speed of recovery of the international market.

Trading of electricity to other agents in the electricity sector in the Free Market totaled 1,571 GWh in 2Q15.

The total sold in the Regulated Market in the quarter was 1,440 GWh.

Physical totals of transport and distribution – MWh

Item	MWh		Change, %
	2Q15	2Q14
Total energy carried	11,559,040	12,467,760	(7.29)
Electricity transported for distributors	88,006	83,187	5.79
Electricity transported for free clients	3,808,586	4,320,071	(11.84)
Own load			(4.99)
Consumption by captive market	6,371,423	6,646,316	(4.14)
Losses in distribution network	1,291,024	1,418,186	(8.97)

QUALITY INDICATORS – SAIDI AND SAIFI

Cemig is continuously taking action to improve operational management, organization of the logistics of its emergency services, and its permanent regime of preventive inspection and maintenance of substations, lines and distribution networks. It also invests in training of its staff for improved qualifications, state-of-the-art technologies and standardizations of work processes, aiming to uphold the quality of electricity supply, and, consequently, maintain the satisfaction of clients and consumers.

The charts below show Cemig’s indicators for duration and frequency of outages—SAIDI (System Average Interruption Duration Index, in hours), and SAIFI (System Average Interruption Frequency Index, in number of outages), since January 2014. These results reflect the investments made by the company in preventive maintenance, such as cleaning of power line pathways, tree pruning, replacement of cross-arms, maintenance of structures, replacement of poles, transformers and cables, and other work such as network shielding, and overhaul and interconnection of circuits. Another important initiative is the change of the overall technological level, with systematic investment in automation of the electricity system, which will enable automatic remote re-establishment of supply after outages.

Consolidated operational revenue

Revenue from supply of electricity:

Total revenue from supply of electricity to final consumers was R$ 5.819 billion in 2Q15, an increase of 36.31% from 2Q14 (R$ 4.269 billion).

Final consumers

Total revenue from electricity sold to final consumers, excluding Cemig’s own consumption, in 2Q14 was R$ 5.121 billion, or 35.67% more than the figure for 2Q14, of R$ 3.774 billion.

The main factors affecting revenue in 2Q15 were:

¡	The Extraordinary Tariff Adjustment (RTE) of Cemig Distribution, which resulted in an average impact on consumers’ tariffs of 28.76%, applicable from March 2, 2015.

¡	The annual tariff adjustment, with average effects on the rates for captive consumers of Cemig D, of 7.07%, applicable from April 8, 2015.

¡	Application of the ‘Tariff Flag’ mechanism, since January 2015, with the following charges per 100 kWh consumed: R$ 1.50 for the Yellow Flag, and R$ 3.00 for the Red Flag; and, since March 2015, R$ 2.50 for the Yellow Flag and R$ 5.50 for the Red Flag. The Red Flag was in effect in the whole of the first six months of 2015.

	R$		Change, %	Average price 2Q15, R$	Average price 2Q14, R$	Change, %
	2Q15	2Q14
Residential	1,849,553	1,291,127	43.25	775.08	524.95	47.65
Industrial	1,487,893	1,289,360	15.40	257.78	197.58	30.47
Commercial, Services and Others	1,020,258	694,834	46.83	652.35	440.86	47.97
Rural	342,554	227,378	50.65	456.93	269.09	69.81
Public authorities	143,258	96,920	47.81	640.31	432.17	49.16
Public lighting	139,821	87,538	59.73	424.28	279.38	51.87
Public service	137,440	87,271	57.49	490.33	302.31	62.19

Subtotal	5,120,777	3,774,428	35.67	452.95	308.55	46.80
Supply not yet invoiced, net	157,212	53,399	194.41	—	—	—
Wholesale supply to other concession holders (*)	628,072	473,159	32.74	217.83	145.82	49.38
Supply not yet invoiced, net	(87,556)	(32,467)	—	—	—	—

Total	5,818,505	4,268,519	36.31	409.82	275.62	48.69

(*)	Includes Regulated Market Electricity Sale Contracts (CCEARs) and ‘bilateral contracts’ with other agents.

Revenue from Use of Distribution Systems (the TUSD charge)

The revenue of Cemig D (Distribution) from the TUSD in 2Q15 was R$ 521mn, which was 138.79% higher than in 2Q14 (R$ 218mn). This reflects the impact of the tariff adjustments in 2015—an increase of 96.21% for Free Consumers. The 2015 increases were mainly due to passing through of the CDE (Energy Development Account) amounts to the tariffs paid by consumers. The effect of the increase in tariffs was partially offset by the effect of lower activity in the industrial sector—which consumed 13.70% less electricity, year-on-year, in the period.

Revenue from transactions in the Electricity Trading Chamber (CCEE)

Revenue from transactions in electricity on the CCEE was R$ 701mn in 2Q15, compared to R$ 940mn in 2Q14—i.e. 25.44% lower. This mainly reflected the spot price (PLD—Preço de Liquidação de Diferenças) being 47.70% lower in 2Q15, at R$ 356.81/MWh (compared to R$ 682.20/MWh in 2Q14). On the other hand, the Company had more supply available for settlement in the wholesale market in 2015, and this partially offset the effect of lower sale prices, and the negative impact of the Generation Scaling Factor (GSF).

On July 27, 2015 the courts awarded Cemig GT a provisional remedy ordering the Brazilian regulator, Aneel, not to apply to the plaintiffs, until a final hearing of the action against which there is no further appeal, the effect of the MRE system for sharing hydrological risk of the system’s hydroelectric plants, when the aggregate total of generation output from the participants in this aggregate of plants is lower than their aggregate physical offtake guarantee.

CVA and Other financial components in tariff adjustment

Due to the alteration in the concession contracts of the distributors, Cemig started to recognize balances of non-controllable costs to be passed through to Cemig D’s next tariff adjustment, which represented an operational revenue of R$ 212 million in 2Q15.

Revenue from supply of gas

In 2Q15 the Company reports revenue from supply of gas totaling R$ 425mn. This is the result of consolidation of the results of Gasmig, since October 2014.

Taxes and charges applied to revenue

The sector charges that are effectively deductions from reported revenue totaled R$ 3.052 billion in 2Q15, or 117.87% more than their total of R$ 1.401 billion in 2Q14. This principally results from the increase in the charges under the Energy Development Account (CDE), and the Tariff Flag charges.

Charges for the CDE in 2Q15 were R$ 859mn, compared to R$ 54mn in 2014. The expenses included are: concession indemnities, tariff subsidies, subsidy for balanced tariff reduction, low-income consumer subsidy, coal consumption, and the Fuels Consumption Account (CCC). In 2014 certain expenses were not considered in full in the definition of the amounts of the CDE, leading to a deficit in the year. In 2015 a new budget was made for the CDE, increasing the annual amount from R$ 194 million to R$ 2.147 billion (in accordance with Aneel Resolution 1857/2015) and this was passed through to tariffs in the Sector Charges component.

The other deductions from revenue are taxes, calculated as a percentage of amounts invoiced. Thus their variations are, substantially, proportional to the changes in revenue.

Operational costs and expenses

Operational costs and expenses, excluding Financial revenue (expenses), totaled R$ 4.348 billion in 2Q15, or 29.69% more than in 2Q14 (R$ 3.352 billion).

The following paragraphs comment on the main variations:

Electricity purchased for resale

The expense on electricity bought for resale in 2Q15 was R$ 2.312 billion – compared to R$ 1.869 billion in 2Q14, an increase of 23.70%. Main factors in the increase, by company, are:

Cemig D:

¡	Cemig D’s expense on electricity acquired in auctions was 54.37% higher year-on-year, at R$ 1.040 billion, in 2Q15, compared to R$ 673 million in 2Q14 – reflecting availability contracts, due to expenditure on fuel for generation by the thermal plants.

¡	Its expense on electricity from Itaipu Binacional was 102.60% higher YoY. This amount, indexed to the US dollar, was R$ 401mn in 2Q15, compared to R$ 198mn in 2Q14. The changes basically reflect the increased tariff of US$ 38.07/kW-month, since January 2015, compared to US$ 26.05/kW-month in 2014. Adding to this effect was the higher Real/dollar exchange rate in 2Q15 than in 2Q14: the average rate used in invoices from Itaipu in 2Q15 was R$ 3.08, or 39.37% higher than in 2Q14 (R$ 2.21/US$).

¡	Cemig D’s purchases of supply in the stock market were 59.42% lower, due to Cemig D’s lower exposure to the wholesale market (R$ 201mn in 2Q15, vs. R$ 496mn in 2Q14).

Cemig GT:

Cemig GT’s expense on electricity bought for resale in 2Q15 was R$ 625 million, or 52.04% more than in 2Q14 (R$ 411 million). This reflected a volume of energy purchased in 2Q15 that was 37.21% higher (at 4,004 GWh), than in 2Q14 (2,517 GWh), as well as the higher price of supply.

Operational provisions

Operational provisions represented an expense of R$ 230mn in 2Q15, compared to R$ 42mn in 2Q14 – an increase of 446.72%. This change mainly reflected a provision of R$ 160mn made in June 2015 for losses relating to the put options for the equity interests in Parati and SAAG.

a)	Put options for Units in FIP Melbourne

Option contracts for sale of Units (’the Put Options’) were signed between Cemig GT and the pension plan entities that participate in the investment structure of SAAG, giving those entities the option to sell their shares in the 84th (eighty-fourth) month from June 2014. The exercise price of the Put Options will correspond to the amount invested by each pension plan company in the Investment Structure, updated pro rata temporis by the IPCA inflation index (Índice National de Preços ao Consumidor Amplo, published by the Brazilian Geography and Statistics Institute – IBGE), plus 7% per year, less such dividends and Interest on Equity as have been paid by SAAG to the pension plan entities. Based on the studies made, the amount of R$ 75mn is recorded in Cemig GT relating to the best estimate of the loss on these options.

b)	FIP Redentor

Cemig has granted to Fundo de Participações Redentor, which is a stockholder of Parati, an option, exercisable in May 2016, to sell the totality of the shares which that fund holds in Parati. The price of the option is calculated using the sum of the value of the injections of capital by the fund into Parati, plus the running expenses of the fund, less any Interest on Equity, and dividends, distributed by Parati. The exercise price is subject to monetary updating by the CDI (Interbank CD) rate plus financial remuneration at 0.9% per year. Based on the studies made, the amount of R$ 280mn is posted in the Company, relating to the best estimate of loss on that option, exercisable in May 2016.

Maturity of the put option: May 30, 2016

Deadline for statement of intent: 240 days prior to maturity.

Investments in interests in Light – in R$ mn	Date	Equity investment fund
Purchase of interest in Redentor	05/12/2011	305.74
Purchase through Lepsa	06/30/2011	432.00
Shares in FIP Luce acquired from Braslight	07/28/2011	86.61
Through Public Tender Offer to Redentor stockholders	09/29/2011	250.33

		1074.68

Gas bought for resale

The expense on gas purchased for resale in 2Q15 was R$ 262mn. The results of Gasmig have been consolidated into those of Cemig since October 2014, after Cemig acquired the 40% interest in Gasmig held by Petrobras.

Raw materials and inputs for production of electricity

The expense on Raw material and inputs for production of electricity was R$ 3mn in 2Q15, compared to R$ 88mn in 2Q14. The difference reflects the shutdown of the Igarapé Thermal Plant in 2Q15, due to the need for maintenance and installation of new equipment.

Financial revenue (expenses)

Cemig reports net financial expenses of R$ 252mn in 2Q15, compared to net financial expenses of R$ 274mn in 2Q14. The main factors are:

¡	Higher revenue from updating of the Remuneration Base of Assets (BRR): this item was a gain of R$ 102mn in 2Q15, compared to a reversal of R$ 113mn in 2Q14. The difference reflects the higher variation in the indexer of the BRR – the IGP-M inflation index – which varied by 2.27% during 2Q15, compared to a negative variation of 0.09% in 2Q14. Also, in June 2014 there was a reversal in the monetary updating of the BRR, totaling R$ 110mn, due to the final, definitive homologation of the value of the BRR of Cemig D.

¡	Higher interest costs on loans and financings: R$ 317mn in 2Q15 – this was 57.62% higher than in 2Q14 (R$ 201mn), mainly reflecting higher debt indexed to the CDI in 2015, and also higher variation resulting from the CDI (3.02% in 2015, compared to 2.51% in 2014).

Ebitda

Cemig’s consolidated Ebitda in 2Q15 was 21.66% lower than in 2Q14. This mainly reflects operational costs and expenses (excluding effects of depreciation and amortization) 32.26% higher, partially offset by net revenue 14.70% higher:

Ebitda—R$ ’000	2Q15	2Q14	Change %
Income (loss) for the period	534,264	740,874	(27.89)
+ Income tax and Social Contribution tax	264,840	355,961	(25.60)
+ Net financial revenue (expenses)	251,581	273,560	(8.03)
+ Depreciation and amortization	181,587	202,491	(10.32)

= EBITDA	1,232,272	1,572,886	(21.66)

DEBT

Cemig’s consolidated total debt at June 30, 2015 was R$ 13.037 bn, 3.49% lower than at December 31, 2014.

DIVIDENDS

Cemig’s dividend policy establishes that:

¡	50% of Net income is distributed as obligatory dividend to the Company’s shareholders, subject to the other provisions of the by-laws and the applicable legislation;

¡	the balance, after any retention specified in a capital and/or investment budget prepared by Cemig’s management, which complies with the Long-term Strategic Plan and the dividend policy stated in it, and has been duly approved, is applied to constitute a profit reserve to be used for distribution of extraordinary dividends, up to the maximum limit specified by law.

At the General Meeting of Stockholders held on April 30, 2015, a proposal by the Board of Directors was approved to the effect that, of the net profit for 2014, totaling R$ 3.137 billion, R$ 797 million would be allocated for payment of dividends, corresponding to 25% of the net income, the other 25% being held in Shareholders’ equity, in the account Reserve for obligatory dividends not yet distributed, to be paid as soon as the Company’s financial situation permits, in accordance with Paragraph 5 of Article 202 of the Brazilian Corporate Law.

The table below shows the history of our distribution of dividends over the last four years.

Date approved	Type	Amount per share (R$)
04/30/2015	Dividend	0.45
12/26/2014	Interest on Equity	0.18
11/07/2014	Extraordinary dividend	0.87
06/27/2014	Extraordinary dividend	1.35
04/30/2014	Dividend	0.89
12/05/2013	Interest on Equity	0.55
04/30/2013	Dividend	1.43
12/20/2012	Interest on Equity	1.99
12/20/2012	Extraordinary dividend	1.88
04/27/2012	Dividends	1.90

On June 30, 2015 the Company made payment of the first installment of Interest on Equity, in the amount of R$ 115 million, corresponding to R$ 0.091394534 per share, for the 2014 business year, as decided by the meeting of the Executive Board on December 26, 2014, also announced in a Notice to Stockholders of that date.

Default

In 2015, to achieve economic and financial equilibrium for the companies of the sector, and synchronization between tariffs and the real variable costs of electricity, Aneel implemented the system of Tariff Flags, as from January, and in March also imposed an Extraordinary Tariff Increase. These measures had an impact on electricity tariffs, involving as it did a pass-through of costs to final consumers.

In this context of an exceptional increase in electricity tariffs, the Company has seen an increase in amounts invoiced that are not paid by final consumers, and this has resulted in growth in the stock of debt to levels higher than the average of recent months.

Since January, when the Tariff Flag system came into effect, the Company’s average level of default has risen by 5%. This percentage increase in default has had a negative effect on the company’s cash flow, reducing the average effective ratio of revenue collected, from 96% last year to 95% this year.

The Company uses various tools of communication and collection to prevent increase in default. These include telephone contact, sending of e-mails, use of texting, and letters. If the client does not pay, a communication is sent raising the possibility of the client being included on the ‘blacklists’ of payment defaulters held by the Credit Protection Service (Serviço de Proteção ao Crédito) run by Serasa, and by the Store Managers’ Association (Câmara de Dirigentes Lojistas, or CDL), and giving the client five days after receipt of the correspondence to regularize the situation and avoid that inclusion. If the default continues, the Company has available to it the option of cutting off supply. Aneel Resolution 414 allows cut-off of supply after 15 days from receipt of a notice to the defaulting consumer, made through the electricity bill itself.

Historically, the majority of clients pay their bills on dates close to the due date, to avoid being in default with Cemig, and to avoid claims for collection, and the related cut-off of supply.

Collection Ratio (Revenue / Total Amounts Invoiced in last twelve months): 94.85% Default: 3.65%

THE CEMIG GROUP’S PORTFOLIO OF GENERATION ASSETS

Cemig – generation portfolio, in MW*
Stage	Hydro plants	Small Hydro Plants	Wind farms	Solar power	Thermal plants	Total
In operation	7,156	253	2371		184	7,831
Under construction / contracted	1,738	29	658	34	—	2,459

Total	8,894	282	895	35	184	10,290

*The	amounts refer only to direct or indirect equity interests held by Cemig on March 31, 2014

2Q15 HIGHLIGHTS

Itaocara Hydro Plant

On April 30, 2015 the UHE Itaocara Consortium, comprising Itaocara Energia Ltda (a subsidiary of Light S.A.), with 51%, and Cemig GT with 49%, won the A–5 Auction held by Aneel on that date for concession of the Itaocara Hydroelectric Plant.

Approximate total investment: R$ 1 billion in currency of March 2015.

Capital structure: Own funds, 30%; BNDES, 40%; debentures, 30%.

Environmental licensing: Installation license (‘Licença de Instalação – LI’) already issued.

Sale price in the Regulated Market: R$ 154.99/MWh.

Location:	Paraíba do Sul River, Rio de Janeiro State.
Installed generation capacity:	150 MW
Physical offtake guarantee level:	93.4 average MW
Planned operational startup date:	2nd quarter 2018

FINANCIAL STATEMENTS SEPARATED BY COMPANY AND OPERATIONAL SEGMENT

FINANCIAL STATEMENTS SEPARATED BY COMPANY AT JUNE 30, 2015
R$ ’000	HOLDING COMPANY	Cemig GT	Cemig D	Gasmig	Cemig Telecom	Sá Carvalho	Rosal	Other subsidiaries	Eliminations / transfers	Total, subsidiaries	Taesa	Light	Madeira	Aliança Generation	Other jointly- controlled subsidiaries	Eliminations / transfers	Subsidiaries and jointly- controlled subsidiaries
ASSETS	15,690,951	13,152,248	15,327,246	1,931,305	331,997	165,123	167,115	274,113	(9,926,802)	37,113,296	4,837,354	4,678,634	2,362,924	1,030,047	4,602,428	15,690,951	13,152,248
Cash and cash equivalents	95,861	116,502	436,042	27,697	10,784	6,745	10,309	53,075	—	757,015	301,243	150,664	32,653	44,905	152,573	95,861	116,502
Accounts receivable	—	989,290	2,587,476	119,835	—	5,771	7,085	777	(35,809)	3,674,425	111,882	628,513	29,835	40,630	55,865	—	989,290
Securities – cash investments	108,860	183,672	84,174	53,984	175	11,646	28,239	55,787	—	526,537	8,957	—	—	—	48,403	108,860	183,672
Taxes	607,467	201,952	1,514,957	78,261	26,580	610	510	857	—	2,431,194	300,981	357,254	7,578	1,680	16,022	607,467	201,952
Other assets	662,749	448,572	1,759,119	321,782	27,240	3,930	536	32,937	(175,214)	3,081,651	98,042	877,559	129,794	10,131	483,930	662,749	448,572
Investments, PP&E, intangible and Financial assets of concession	14,216,014	11,212,260	8,945,478	1,329,746	267,218	136,421	120,436	130,680	(9,715,779)	26,642,474	4,016,249	2,664,644	2,163,064	932,701	3,845,635	14,216,014	11,212,260
LIABILITIES AND STOCKHOLDERS’ EQUITY	15,690,951	13,152,248	15,327,246	1,931,305	331,997	165,123	167,115	274,113	(9,926,802)	37,113,296	4,837,354	4,678,634	2,362,924	1,030,047	4,602,428	15,690,951	13,152,248

Suppliers and supplies	4,729	324,945	1,068,205	81,455	11,176	7,082	4,419	3,987	(41,935)	1,464,063	17,827	374,051	103,384	11,932	101,416	4,729	324,945
Loans, financings and debentures	—	5,727,163	6,877,599	390,562	41,649	—	—	1	—	13,036,974	2,031,472	2,386,551	1,398,183	—	1,489,172	—	5,727,163
Interest on Equity, and dividends	717,725	—	111,869	—	—	17,233	18,794	13,641	(161,537)	717,725	1	51,143	—	—	39,707	717,725	—
Post-retirement liabilities	147,725	600,603	1,971,412	—	—	—	—	—	—	2,719,740	—	10,439	—	—	—	147,725	600,603
Taxes	20,404	731,641	1,645,226	346,447	9,678	37,622	3,007	8,544	—	2,802,569	751,202	380,435	43,293	11,397	28,207	20,404	731,641
Other liabilities	691,935	358,388	962,436	189,294	54,373	812	720	9,402	(7,551)	2,259,809	123,672	274,006	133,646	127,291	15,567	691,935	358,388
STOCKHOLDERS’ EQUITY	14,108,433	5,409,508	2,690,499	923,547	215,121	102,374	140,175	238,538	(9,715,779)	14,112,416	1,913,180	1,202,009	684,418	879,427	2,928,359	14,108,433	5,409,508

Attributed to controlling stockholders	14,108,433	5,409,508	2,690,499	919,564	215,121	102,374	140,175	238,538	(9,715,779)	14,108,433	1,913,180	1,202,009	684,418	879,427	2,928,359	14,108,433	5,409,508
Interest of non-controlling stockholder	—	—	—	3,983	—	—	—	—	—	3,983	—	—	—	—	—	—	—
NET PROFIT
Net operational revenue	161	4,421,368	6,104,660	681,325	61,202	28,993	34,292	91,121	(181,363)	11,241,759	408,617	1,820,224	130,481	135,819	179,493	161	4,421,368
Operational costs and expenses	(183,330)	(2,020,695)	(5,963,045)	(578,694)	(49,939)	(20,871)	(11,103)	(30,803)	168,838	(8,689,642)	(52,445)	(1,674,055)	(115,061)	(83,893)	(135,858)	(183,330)	(2,020,695)

Electricity purchased for resale	—	(1,232,789)	(3,578,613)	—	—	(16,051)	(4,644)	(14,386)	112,802	(4,733,681)	—	(1,293,465)	(49,223)	(54,430)	(22,003)	—	(1,232,789)
Charges for use of national grid	—	(143,560)	(399,779)	—	—	—	(1,511)	(638)	52,845	(492,643)	—	—	(24,987)	(5,755)	(7,080)	—	(143,560)
Gas bought for resale	—	—	—	(523,922)	—	—	—	—	—	(523,922)	—	—	—	—	—	—	—
Construction cost	—	(56,258)	(443,405)	—	—	—	—	—	—	(499,663)	(4,732)	(129,124)	—	—	(2,070)	—	(56,258)
Personnel	(21,402)	(161,118)	(462,450)	(11,977)	(7,094)	(668)	(630)	(3,808)	—	(669,147)	(21,641)	(58,498)	(3,469)	(4,144)	(28,684)	(21,402)	(161,118)
Employee profit shares	(4,388)	(37,817)	(101,732)	—	(946)	(199)	(133)	(1)	—	(145,216)	(2,759)	—	—	(794)	(159)	(4,388)	(37,817)
Post-retirement liabilities	(6,393)	(25,277)	(83,548)	—	—	—	—	—	—	(115,218)	—	—	—	—	—	(6,393)	(25,277)
Materials	(145)	(82,576)	(22,310)	(739)	(38)	(169)	(133)	(188)	—	(106,298)	(8,326)	(1,622)	(800)	(298)	(1,302)	(145)	(82,576)
Outsourced services	(4,196)	(64,282)	(333,383)	(2,664)	(13,356)	(959)	(1,733)	(6,109)	13,729	(412,953)	(10,149)	(73,893)	(4,560)	(7,137)	(27,956)	(4,196)	(64,282)
Depreciation and amortization	(241)	(144,086)	(224,462)	(26,003)	(18,088)	(2,750)	(2,196)	(5,249)	(5,633)	(428,708)	(928)	(73,318)	(22,967)	(12,492)	(37,431)	(241)	(144,086)
Operational provisions	(137,025)	(41,873)	(93,465)	—	(641)	—	(1)	—	—	(273,005)	—	(24,664)	—	(427)	(899)	(137,025)	(41,873)
Other expenses, net	(9,540)	(31,059)	(219,898)	(13,389)	(9,776)	(75)	(122)	(424)	(4,905)	(289,188)	(3,910)	(19,471)	(9,055)	1,584	(8,274)	(9,540)	(31,059)

Operational profit before Equity gains (losses) and Financial revenue (expenses)	(183,169)	2,400,673	141,615	102,631	11,263	8,122	23,189	60,318	(12,525)	2,552,117	356,172	146,169	15,420	51,926	43,635	(183,169)	2,400,673
Equity gain (loss) in subsidiaries	2,130,839	(103,273)	—	—	(14,565)	—	—	1,344	(1,918,535)	95,810	425	(15,968)	—	—	11,891	2,130,839	(103,273)
Gain on stockholding reorganization	—	734,530	—	—	—	—	—	—	—	734,530	—	—	—	—	—	—	734,530
Financial revenue	13,422	62,902	421,774	13,756	1,794	1,444	1,679	8,084	—	524,855	162,215	165,268	6,550	735	15,018	13,422	62,902
Financial expenses	(3,698)	(479,987)	(538,236)	(24,482)	(2,880)	(92)	(53)	(458)	—	(1,049,886)	(288,437)	(251,267)	(56,715)	(4,198)	(62,961)	(3,698)	(479,987)

Profit before income tax and Social Contribution tax	1,957,394	2,614,845	25,153	91,905	(4,388)	9,474	24,815	69,288	(1,931,060)	2,857,426	230,375	44,202	(34,745)	48,463	7,583	1,957,394	2,614,845
Income tax and Social Contribution tax	61,220	(829,657)	(19,967)	(27,524)	(3,349)	(3,203)	(1,753)	(14,302)	—	(838,535)	(38,527)	(21,057)	(322)	(4,795)	(8,546)	61,220	(829,657)

Profit (loss) for the period	2,018,614	1,785,188	5,186	64,381	(7,737)	6,271	23,062	54,986	(1,931,060)	2,018,891	191,848	23,145	(35,067)	43,668	(963)	2,018,614	1,785,188

Interest of the controlling stockholders	2,018,614	1,785,188	5,186	64,104	(7,737)	6,271	23,062	54,986	(1,931,060)	2,018,614	191,848	23,145	(35,067)	43,668	(963)	2,018,614	1,785,188
Interest of non-controlling stockholder	—	—	—	277	—	—	—	—	—	277	—	—	—	—	—	—	—

	2,018,614	1,785,188	5,186	64,381	(7,737)	6,271	23,062	54,986	(1,931,060)	2,018,891	191,848	23,145	(35,067)	43,668	(963)	2,018,614	1,785,188

INFORMATION BY MARKET SEGMENT ON JUNE 30, 2015
R$ ’000	Electricity			Telecoms	Gas	Others	Eliminations	TOTAL
	GENERATION	TRANSMISSION	DISTRIBUTION
ASSETS OF THE SEGMENT	12,291,223	3,823,976	16,889,074	331,997	2,406,602	1,509,611	(139,187)	37,113,296
ADDITIONS TO THE SEGMENT	973,263	56,258	443,405	25,352	22,535	—	—	1,520,813
INVESTMENTS IN JOINTLY-CONTROLLED SUBSIDIARIES	5,691,235	2,415,948	1,206,623	—	—	378,995	—	9,692,801
NET REVENUE	4,288,463	243,196	6,104,659	61,202	681,325	44,277	(181,363)	11,241,759
COSTS
Electricity purchased for resale	(1,267,840)	—	(3,578,613)	—	—	(30)	112,802	(4,733,681)
Charges for use of national grid	(145,579)	(130)	(399,779)	—	—	—	52,845	(492,643)
Gas bought for resale	—	—	—	—	(523,922)	—	—	(523,922)

Total Operational costs	(1,413,419)	(130)	(3,978,392)	—	(523,922)	(30)	165,647	(5,750,246)
OPERATIONAL COSTS AND EXPENSES
Personnel	(101,664)	(60,751)	(462,450)	(7,094)	(11,977)	(25,211)	—	(669,147)
Employees’ and managers’ profit shares	(29,827)	(8,322)	(101,732)	(946)	—	(4,389)	—	(145,216)
Post-retirement liabilities	(17,138)	(8,139)	(83,548)	—	—	(6,393)	—	(115,218)
Materials	(80,913)	(2,137)	(22,310)	(38)	(739)	(161)	—	(106,298)
Outsourced services	(56,547)	(15,479)	(333,383)	(13,356)	(2,664)	(5,253)	13,729	(412,953)
Depreciation and amortization	(154,280)	—	(224,462)	(18,088)	(26,003)	(5,875)	—	(428,708)
Operational provisions (reversals)	(43,006)	1,132	(93,465)	(641)	—	(137,025)	—	(273,005)
Construction costs	—	(56,258)	(443,405)	—	—	—	—	(499,663)
Other operational expenses, net	(24,921)	(6,598)	(219,896)	(9,776)	(13,389)	(16,595)	1,987	(289,188)

Total cost of operation	(508,296)	(156,552)	(1,984,651)	(49,939)	(54,772)	(200,902)	15,716	(2,939,396)
OPERATIONAL COSTS AND EXPENSES	(1,921,715)	(156,682)	(5,963,043)	(49,939)	(578,694)	(200,932)	181,363	(8,689,642)
Operational profit before Equity gain (loss) in subsidiaries and Financial rev (exp.)	2,366,748	86,514	141,616	11,263	102,631	(156,655)	—	2,552,117
Equity gain (loss) in subsidiaries	(101,930)	204,369	7,387	(14,565)	—	549	—	95,810
Gain on stockholding reorganization	734,530	—	—	—	—	—	—	734,530
Financial revenues	54,535	15,690	421,772	1,794	13,756	17,308	—	524,855
Financial expenses	(385,694)	(94,805)	(538,234)	(2,880)	(24,482)	(3,791)	—	(1,049,886)

PRETAX PROFIT	2,668,189	211,768	32,541	(4,388)	91,905	(142,589)	—	2,857,426
Income tax and Social Contribution tax	(839,399)	(3,095)	(19,968)	(3,349)	(27,524)	54,800	—	(838,535)

NET PROFIT	1,828,790	208,673	12,573	(7,737)	64,381	(87,789)	—	2,018,891

Interest of the controlling stockholders	1,828,790	208,673	12,573	(7,737)	64,104	(87,789)	—	2,018,614
Interest of non-controlling stockholder	—	—	—	—	277	—	—	277

	1,828,790	208,673	12,573	(7,737)	64,381	(87,789)	—	2,018,891

Generating plants

Usina	Tipo	Empresa	Participação	Capacidade Instalada (MW)	Energia Assegurada (MW Médio)	Capacidade Instalada (MW) *	Energia Assegurada (MW Médio)*	Vencimento
Aimorés	Hidroelétrica	Cemig GT	49%	330,00	172,00	161,70	84,28	20/12/2035
Camargos	Hidroelétrica	Cemig GT	100%	46,00	21,00	46,00	21,00	08/07/2015
Emborcação	Hidroelétrica	Cemig GT	100%	1.192,00	497,00	1.192,00	497,00	23/07/2025
Funil	Hidroelétrica	Cemig GT	49%	180,00	89,00	88,20	43,61	20/12/2035
Igarapava	Hidroelétrica	Cemig GT	14,5%	210,00	136,00	30,45	19,72	30/12/2028
Itutinga	Hidroelétrica	Cemig GT	100%	52,00	28,00	52,00	28,00	08/07/2015
Irapé	Hidroelétrica	Cemig GT	100%	399,00	210,70	399,00	210,70	28/02/2035
Jaguara	Hidroelétrica	Cemig GT	100%	424,00	336,00	424,00	336,00	28/08/2013
Miranda	Hidroelétrica	Cemig GT	100%	408,00	202,00	408,00	202,00	23/12/2016
Nova Ponte	Hidroelétrica	Cemig GT	100%	510,00	276,00	510,00	276,00	23/07/2025
Porto Estrela	Hidroelétrica	Cemig GT	33%	112,00	55,80	37,33	18,60	10/07/2032
Queimado	Hidroelétrica	Cemig GT	83%	105,00	58,00	86,63	47,85	02/01/2033
Salto Grande	Hidroelétrica	Cemig GT	100%	102,00	75,00	102,00	75,00	08/07/2015
São Simão	Hidroelétrica	Cemig GT	100%	1.710,00	1.281,00	1.710,00	1.281,00	11/01/2015
Três Marias	Hi droelétrica	Cemig GT	100%	396,00	239,00	396,00	239,00	08/07/2015
Volta Grande	Hi droelétrica	Cemig GT	100%	380,00	229,00	380,00	229,00	23/02/2017
Anil	PCH	Cemig GT	100%	2,08	1,16	2,08	1,16	08/07/2015
Bom Jesus do Galho	PCH	Cemig GT	100%	0,36	0,13	0,36	0,13	—
Cajuru	PCH	Cemig GT	100%	7,20	3,48	7,20	3,48	08/07/2015
Gafanhoto	PCH	Cemig GT	100%	14,00	6,68	14,00	6,68	08/07/2015
Jacutinga	PCH	Cemig GT	100%	0,72	0,47	0,72	0,47	—
Joasal	PCH	Cemig GT	100%	8,40	5,20	8,40	5,20	08/07/2015
Lages	PCH	Cemig GT	100%	0,68	0,54	0,68	0,54	24/06/2010
Luiz Dias	PCH	Cemig GT	100%	1,62	0,94	1,62	0,94	19/08/2025
Marmelos	PCH	Cemig GT	100%	4,00	2,88	4,00	2,88	08/07/2015
Martins	PCH	Cemig GT	100%	7,70	2,52	7,70	2,52	08/07/2015
Paciência	PCH	Cemig GT	100%	4,08	2,36	4,08	2,36	08/07/2015
Pandeiros	PCH	Cemig GT	100%	4,20	1,87	4,20	1,87	22/09/2021
Paraúna	PCH	Cemig GT	100%	4,28	1,90	4,28	1,90	—
Peti	PCH	Cemig GT	100%	9,40	6,18	9,40	6,18	08/07/2015
Pissarrão	PCH	Cemig GT	100%	0,80	0,55	0,80	0,55	19/11/2004
Piau	PCH	Cemig GT	100%	18,01	13,53	18,01	13,53	08/07/2015
Poço Fundo	PCH	Cemig GT	100%	9,16	5,79	9,16	5,79	19/08/2025
Poquim	PCH	Cemig GT	100%	1,41	0,58	1,41	0,58	08/07/2015
Rio de Pedra	PCH	Cemig GT	100%	9,28	2,15	9,28	2,15	19/09/2024
Salto Morais	PCH	Cemig GT	100%	2,39	0,74	2,39	0,74	01/07/2020
Santa Marta	PCH	Cemig GT	100%	1,00	0,58	1,00	0,58	08/07/2015
São Bernardo	PCH	Cemig GT	100%	6,82	3,42	6,82	3,42	19/08/2025
Sumidouro	PCH	Cemig GT	100%	2,12	0,93	2,12	0,93	08/07/2015
Tronqueiras	PCH	Cemig GT	100%	8,50	4,14	8,50	4,14	08/07/2015
Xicão	PCH	Cemig GT	100%	1,81	0,61	1,81	0,61	19/08/2025
Igarapé	Termoelétrica	Cemig GT	100%	131,00	71,30	131,00	71,30	13/08/2024
Baguari	Hidroelétrica	Subsidiária Cemig GT	34%	140,00	80,20	47,60	27,27	15/08/2041
Santo Antônio	Hidroelétrica	Subsidiária Cemig GT	17,87%	2.279,54	2.218,00	407,35	396,36	12/06/2046
Retiro de Baixo	Hidroelétrica	Subsidiária Cemig GT	50%	82,00	38,50	40,92	19,21	25/08/2041
Praias de Parajuru	Eólica	Subsidiária Cemig GT	49,00%	28,80	8,39	14,11	4,11	24/09/2032
Praia de Morgado	Eólica	Subsidiária Cemig GT	49%	28,80	13,20	14,11	6,47	26/12/2031
Volta do Rio	Eólica	Subsidiária Cemig GT	49,00%	42,00	18,41	20,58	9,02	26/12/2031
Cachoeirão	PCH	Subsidiária Cemig GT	49%	27,00	16,37	13,23	8,02	25/07/2030
Paracambi	PCH	Subsidiária Cemig GT	49,00%	25,00	19,53	12,25	9,57	16/02/2031
Pipoca	PCH	Subsidiária Cemig GT	49%	20,00	11,90	9,80	5,83	10/09/2031
Santa Luzia	PCH	Subsidiária Cemig GT	100,00%	0,70	0,23	0,70	0,23	25/02/2026
Capim Branco I	Hidroelétrica	Cemig Holding	26%	240,00	155,00	63,54	41,04	29/08/2036
Capim Branco II	Hidroelétrica	Cemig Holding	26,48%	210,00	131,00	55,60	34,68	29/08/2036
Rosal	Hidroelétrica	Cemig Holding	100%	55,00	30,00	55,00	30,00	08/05/2032
Sá Carvalho	Hidroelétrica	Cemig Holding	100,00%	78,00	58,00	78,00	58,00	01/12/2024
Ipatinga	Termoelétrica	Cemig Holding	100%	40,00	40,00	40,00	40,00	13/12/2014
Barreiro	Termoelétrica	Cemig Holding	100,00%	12,90	11,37	12,90	11,37	30/04/2023
Machado Mineiro	PCH	Cemig Holding	100%	1,72	1,14	1,72	1,14	08/07/2025
Pai Joaquim	PCH	Cemig Holding	100,00%	23,00	2,41	23,00	2,41	01/04/2032
Salto do Paraopeba	PCH	Cemig Holding	100%	2,46	—	2,46	—	04/10/2030
Salto do Passo Velho	PCH	Cemig Holding	100,00%	1,80	1,48	1,80	1,48	04/10/2030
Salto Voltão	PCH	Cemig Holding	100%	8,20	6,63	8,20	6,63	04/10/2030

*	Installed capacity and physical guarantee levels are in the Cemig quota.

RAP

Values of RAP (Permitted Annual Revenue) Specified by Aneel Homologating Resolution Nº 1313*
Company	RAP	Cemig % interest	In Cemig Consolidated result	Cemig GT
Cemig GT	234,340,198	100.0%	234,340,198	234,340,198
Cemig Itajuba	36,345,194	100.0%	36,345,194	36,345,194
Centroeste	15,420,427	51.0%	7,864,418
Transirapé	26,287,112	24.5%	6,440,342
Transleste	36,163,304	25.0%	9,040,826
Transudeste	22,414,358	24.0%	5,379,446
Taesa	43.36%
ETEO	155,851,060	43.4%	67,576,823
ETAU	38,433,513	22.8%	8,762,945
NOVATRANS	460,994,392	43.4%	199,886,586
TSN	449,086,299	43.4%	194,723,252
GTESA	8,238,429	43.4%	3,572,172
PATESA	18,930,852	43.4%	8,208,394
Munirah	32,335,023	43.4%	14,020,425
Brasnorte	22,865,011	16.8%	3,833,291
São Gotardo	4,594,930	43.4%	1,992,356
Abengoa
NTE	135,672,013	43.4%	58,827,214
STE	72,452,041	43.4%	31,415,113
ATEI	132,046,398	43.4%	57,255,152
ATEII	204,000,305	43.4%	88,454,275
ATEIII	102,659,854	43.4%	44,513,183
TBE
EATE	381,289,719	21.7%	82,634,235
STC	36,934,709	17.3%	6,403,873
Lumitrans	23,591,101	17.3%	4,090,187
ENTE	199,517,005	21.7%	43,245,595
ERTE	44,785,760	21.7%	9,706,942
ETEP	86,906,931	21.7%	18,835,509
ECTE	84,200,833	8.3%	6,970,657
EBTE	40,614,511	32.3%	13,118,164
ESDE	11,542,416	21.7%	2,501,610
ETSE	19,741,437	8.3%	1,634,316
Light	7,924,732	32.6%	2,581,878
Transchile**	21,396,000	49.0%	10,484,040

RAP: CEMIG TOTALS			1,284,658,610	270,685,392

*	Permitted Annual Revenue in effect from July 1, 2015 to June 30, 2016
**	Transmission revenue of Chile-based Transchile is set in US$, and adjusted annually by Chilean government Decree 163
(http://www.cne.cl/images/stories/normativas/otros%20niveles/electricidad/DOC65_-_decreto163obras	urgentes.pdf).

Appendices

Electricity losses – 2Q15

Control of electricity losses is one of Cemig D’s strategic objectives, and the Company has a structure dedicated to this: its Distribution Losses Measurement and Control Management Unit. Compliance with this objective is monitored monthly through the Total Distribution Losses Index (Índice de Perdas Totais da Distribuição, or IPTD): the result in 2014 was 11.00%, for a regulatory target of 10.48% by the end of 2017. In the decision on the regulatory target, taken during the 3rd Tariff Review Cycle, the regulator, Aneel, made significant changes in the method of calculation of technical losses, imposing extremely challenging limits for Cemig D. Total losses comprises two elements: technical losses; and non-technical losses. The indicators for measurement are the PPTD (Distribution Technical Losses Percentage), and the PPNT (Distribution Non-technical Losses Percentage). The projected result for the PPTD on March 31, 2015 was 8.85%, for a regulatory target of 7.84%; the projected result of the PPNT was 2.45%, for a regulatory target of 2.64%.

Aneel measures non-technical losses with reference to the low-voltage market. Taking this into account, the result for the PPNT in relation to the low voltage market as invoiced in 1Q15 was 5.74%, for a regulatory target of 7.63% (17% below the limit set by the regulator).

Number of employees

The number of direct employees of Cemig Holding, Cemig GT and Cemig D has been as follows:

Number of employees

Cemig D Tables (R$ million)

CEMIG D Market
	(GWh)			GW
Quarter	Captive Consumers	TUSD ENERGY1	T.E.D2	TUSD PICK3
1Q13	6,170	4,586	10,756	28
2Q13	6,374	4,867	11,241	28
3Q13	6,486	5,017	11,503	29
4Q13	6,615	4,975	11,591	29
1Q14	6,744	4,464	11,208	29
2Q14	6,646	4,485	11,132	29
3Q14	6,686	4,298	10,984	27
4Q14	6,935	4,201	11,136	29
1Q15	6,780	4,034	10,814	30
2Q15	6,371	3,896	10,268	28

1.	Refers to the quantity of electricity for calculation of the regulatory charges charged to free consumer clients (“Portion A”)
2.	Total electricity distributed
3.	Sum of the demand on which the TUSD is invoiced, according to demand contracted (“Portion B”).

Chart II

Operating Revenues (consolidated) - CEMIG D

Values in million of Reais

Operating Revenues	2Q15	2Q14 Reclassified	Change%
Sales to end consumers	4,313	2,908	48
TUSD	522	217	140
CVA and Other financial components in tariff adjustment	212	—	—
Construction revenue	241	189	28
Others	324	291	11

Subtotal	5,612	3,605	56

Deductions	(2,572)	(1,011)	155

Net Revenues	3,040	2,594	17

Chart III

Operating Expenses (consolidated) - CEMIG D Values in millions of reai

Values in millions of reais

Operating Expenses	2Q15	2Q14 Reclassified	Change%
Personnel/Administrators/Councillors	234	218	7
Employee Participation	40	59	(32)
Forluz – Post-Retirement Employee Benefits	42	38	9
Materials	12	12	1
Contracted Services	176	161	10
Purchased Energy	1,741	1,462	19
Depreciation and Amortization	113	106	6
Operating Provisions	53	31	72
Charges for Use of Basic Transmission Network	205	125	64
Cost from Operation	241	189	28
Other Expenses	122	87	41

Total	2,980	2,488	20

Values in millions of reais

Statement of Results	2Q15	2Q14 Reclassified	Change%
Net Revenue	3,040	2,594	17
Operating Expenses	2,980	2,488	20

EBIT	60	107	(43)

EBITDA	173	213	(19)

Financial Result	(52)	(201)	(74)
Provision for Income Taxes, Social Cont & Deferred Income Tax	(9)	29	—

Net Income	—	(65)	—

Cemig GT tables (R$ million)

Chart I

Operating Revenues (consolidated) – CEMIG GT

Values in million of Reais

Operating Revenues	2Q15	2Q14 Reclassified	Change
Sales to end consumers	918	909	1
Supply	608	420	45
Transactions in the CCEE	700	909	(23)
Revenues from Trans. Network	81	68	20
Construction revenue	25	24	8
Receita de Indenização da Transmissão	55	63	(13)

Others	4	5	(26)

Subtotal	2,391	2,398	—
Deductions	(373)	(362)	3

Net Revenues	2,018	2,035	(1)

Chart II

Operating Expenses (consolidated) - CEMIG GT

Values in millions of reais

Operating Expenses	2Q15	2Q14 Reclassified	Change%
Personnel/Administrators/Councillors	78	74	5
Employee Participation	23	17	40
Forluz – Post-Retirement Employee Benefits	13	12	5
Materials	4	4	12
Raw Materials and Supplies Energy Production	(3)	88	—
Contracted Services	32	32	2
Depreciation and Amortization	68	80	(15)
Operating Reserves	47	5	784
Charges for Use of Basic Transmission Network	71	66	8
Purchased Energy	625	411	52
Construction Cost	25	24	8
Other Expenses	22	20	6

Total	1,006	833	21

Chart III

Statement of Results (Consolidated) - CEMIG GT

Values in millions of reais

Statement of Results	2Q15	2Q14 Reclassified	Change%
Net Revenue	2,018	2,035	(1)
Operating Expenses	(1,006)	(833)	21

EBIT	1,012	1,202	(16)

Equity equivalence results	(66)	(9)	644

EBITDA	1,015	1,273	(20)

Financial Result	(205)	(95)	115
Provision for Income Taxes, Social Cont & Deferred Income Tax	(270)	(371)	(27)

Net Income	472	727	(35)

Tables – Cemig Consolidated (R$ million)

Energy Sales (Consolidated)

Energy Sales (Consolidated)(GWh)	1Q15	1Q14	Change%
Residential	2,386	2,460	(3)
Industrial	5,772	6,526	(12)
Commercial	1,564	1,576	(1)
Rural	750	845	(11)
Others	834	826	1
Subtotal	11,305	12,233	(8)
Own Consumption	9	9	—
Supply	2,883	3,245	(11)

TOTAL	14,198	15,487	(8)

Energy Sales (Consolidated)

Energy Sales	2Q15	2Q14	Ä%
Residential	1,850	1,291	43
Industrial	1,488	1,289	15
Commercial	1,020	695	47
Rural	343	227	51
Others	421	272	55
Electricity sold to final consumers	5,121	3,774	36
Unbilled Supply, Net	70	21	233
Supply	628	473	33

TOTAL	5,819	4,269	36

Operating Revenues (consolidated)

Values in million of Reais

Operating Revenues	2Q15	2Q14 Reclassified	Change%
Sales to end consumers	5,278	3,828	38
TUSD	521	218	139
Supply	541	441	23
Transactions in the CCEE	701	940	(25)
CVA and Other financial components in tariff adjustment	212	—	—
Revenues from Trans. Network	64	49	31
Construction revenue	266	212	25
Gas supply	425	—	—
Transmission Indemnity Revenue	55	63	(13)
Others	382	351	9
Subtotal	8,444	6,102	38
Deductions	(3,052)	(1,401)	118

Net Revenues	5,392	4,701	15

Operating Expenses (consolidated)

Values in R$ million

Operating Expenses	2Q15	2Q14 Reclassified	Change%
Personnel/Administrators/Councillors	333	305	9
Employee Participation	64	79	(18)
Forluz – Post-Retirement Employee Benefits	58	53	9
Materials	17	17	5
Raw materials and inputs for production of electricity	78	37	107
Contracted Services	214	203	5
Purchased Energy	2,312	1,869	24
Depreciation and Amortization	182	202	(10)
Operating Provisions	230	42	447
Charges for Use of Basic Transmission Network	251	165	53
Gas bought for resale	262	—	—
Cost from Operation	266	212	25
Other Expenses	161	117	38

TOTAL	4,348	3,352	30

Financial Result Breakdown

Values in millions of reais

Financial Result Breakdown	2Q15	2Q14	Change%
Financial revenues	235	39	495
Revenue from cash investments	54	86	(37)
Arrears penalty payments on electricity bills	50	43	18
Exchange rate	5	13	(61)
Monetary updating	5	4	19
Monetary updating - CVA	3	—	—
Monetary updating of the Financial Asset of the Concession	102	(113)	—
Other	16	7	122
Financial expenses	(486)	(313)	55
Costs of loans and financings	(317)	(201)	58
Exchange rate	(11)	(2)	519
Monetary updating – loans and financings	(91)	(69)	33
Monetary updating – paid concessions	(1)	—	—
Charges and monetary updating on Post-employment obligations	(34)	(29)	20
Other	(32)	(13)	142

Financial revenue (expenses)	(252)	(274)	(8)

Statement of Results (Consolidated)

Values in millions of reais

Statement of Results	2Q15	2Q14 Reclassified	Change%
Net Revenue	5,392	4,701	15
Operating Expenses	4,348	3,352	30
EBIT	1,045	1,349	(23)
Equity gain in subsidiaries	6	21	(73)
EBITDA	1,232	1,574	(22)
Financial Result	(252)	(274)	(8)
Provision for Income Taxes, Social Cont & Deferred Income Tax	(265)	(356)	(26)

Net Income	534	741	(28)

Values in million of Reais

Cash Flow Statement	2Q15	2Q14 Reclassified	Change%
Cash at beginning of period	887	2,202	(60)
Cash generated by operations	971	2,183	(56)
Net profit	2,019	1,991	1
Current and deferred income tax and Social Contribution tax	839	935	(10)
Depreciation and amortization	429	385	11
Gain on the Aliança stockholding reorganization	(735)	—	—
Passthrough from CDE	(762)	—	—
Other adjustments	(819)	(1,128)	(27)
Financing activities	(706)	531	(233)
Financings obtained and capital increase	3,097	3,128	(1)
Interest on Equity, and dividends	(129)	(1,535)	(92)
Payments of loans and financings	(3,674)	(1,062)	246
Investment activity	(395)	(2,927)	(87)
Securities - Financial Investment	485	(256)	—
Acquisition of ownership interest and future capital commitments	(394)	(2,260)	(83)
Fixed and Intangible assets	(486)	(411)	18
Cash at end of period	757	1,989	(62)

Total Cash	1,284

BALANCE SHEETS (CONSOLIDATED) ASSETS

Values in millions of reais

BALANCE SHEETS (CONSOLIDATED) – ASSETS	06/30/2015	12/31/2014
CURRENT	13,516	6,554
Cash and cash equivalents	757	887
Securities	518	994
Consumers and traders	3,323	2,142
Concession holders – Transport of electricity	206	248
Financial assets of the concession	6,985	848
Tax offsetable	261	214
Income tax and Social Contribution tax recoverable	334	295
Dividends receivable	66	73
Linked funds	0	1
Inventories	40	40
Passthrough from CDE (Energy Development Account)	461	345
Other credits	564	468
NON-CURRENT	23,597	28,446
Securities	9	17
Consumers and traders	68	203
Receivables Investment Fund	77	6
Tax offsetable	378	387
Income tax and Social Contribution tax recoverable	172	207
Deferred income tax and Social Contribution tax	1,286	1,246
Escrow deposits in legal actions	1,557	1,535
Other credits	393	408
Financial assets of the concession	2,064	7,475
Investments	9,693	8,040
PP&E	4,764	5,544
Intangible assets	3,137	3,379

TOTAL ASSETS	37,113	35,000

BALANCE SHEETS (CONSOLIDATED)

LIABILITIES AND SHAREHOLDERS’ EQUITY

Values in millions of reais

BALANCE SHEETS LIABILITIES AND SHAREHOLDERS’ EQUITY	06/30/2015	12/31/2014
CURRENT	9,411	10,123
Suppliers	1,464	1,604
Regulatory charges	480	106
Profit shares	126	116
Taxes	647	555
Income tax and Social Contribution tax	39	43
Interest on Equity, and dividends, payable	718	1,643
Loans and financings	4,083	4,151
Debentures	663	1,140
Payroll and related charges	209	195
Post-retirement liabilities	161	153
Other obligations	823	419
NON-CURRENT	13,589	13,592
Regulatory charges	172	252
Loans and financings	1,723	1,832
Debentures	6,567	6,386
Taxes	720	723
Income tax and Social Contribution tax	744	611
Provisions	783	755
Post-retirement liabilities	2,559	2,478
Other obligations	320	554
STOCKHOLDERS’ EQUITY	14,108	11,281
Share capital	6,294	6,294
Capital reserves	1,925	1,925
Profit reserves	3,391	2,594
Adjustments to Stockholders’ equity	440	468
Retained earnings	2,058	—
NON-CONTROLLING STOCKHOLDER´S EQUITY	4	4

TOTAL LIABILITIES	37,113	35,000

9. 2Q 2015 RESULTS – PRESENTATION

Cemig
A Melhor Energia do Brasil
2Q 2015 Results

CEMIG
Brazil’s Best Energy
Disclaimer
Certain statements and estimates in this material may represent expectations about future events or results, which are subject to risks and uncertainties that may be known or unknown. There is no guarantee that the events or results will take place as referred to in these expectations. These expectations are based on the present assumptions and analyses from the point of view of our management, in accordance with their experience and other factors such as the macroeconomic environment, and market conditions in the electricity sector; and on our expectations for future results, many of which are not under our control.
Important factors that could lead to significant differences between actual results and the projections about future events or results include our business strategy, Brazilian and international economic conditions, technology, our financial strategy, changes in the electricity sector, hydrological conditions, conditions in the financial and energy markets, uncertainty on our results from future operations, plans and objectives, and other factors. Because of these and other factors, our real results may differ significantly from those indicated in or implied by such statements.
The information and opinions herein should not be understood as a recommendation to potential investors, and no investment decision should be based on the veracity, currentness or completeness of this information or these opinions. None of our professionals nor any of their related parties or representatives shall have any liability for any losses that may result from the use of the content of this presentation.
To evaluate the risks and uncertainties as they relate to Cemig, and to obtain additional information about factors that could give rise to different results from those estimated by Cemig, please consult the section on Risk Factors included in the Reference Form filed with the Brazilian Securities Commission – CVM – and in the 20?F form filed with the U.S. Securities and Exchange Commission – SEC.
In this material, financial amounts are in R$ million (R$ mn) unless otherwise stated. Financial data reflect the adoption of IFRS.

CEMIG
Brazil’s Best Energy
Our results in 2015
NEt revenue
Ebitda
Net income
+14.7% -21.7% -27.9%
4,701 5,392 1,573 1,232 741 534
2Q14 2Q15 2Q14 2Q15 2Q14 2Q15

•	Operational costs grew less than inflation.
•	Other items that affected our results:
•	Accounting of (a) Revenue from supply of gas, and (b) CVA made positive contribution to net revenue.
•	Generation Scaling Factor (GSF) deficit was higher.
•	Lower spot price.
•	Lower equity contribution from subsidiaries.

CEMIG
Brazil’s Best Energy
Highlights

•	Appeal Court completes judgment on Jaguara Hydro Plant injunction.
•	Judgment given against Cemig GT –which awaits publication of full judgment, to appeal.
•	Signature of agreement with SunEdison / TerraForm Global adds value to Renova.
•	New partner is a global player with dominant position in solar power.
•	Fitch reviews ratings of Cemig.
•	Injunction won to prevent adjustment of the MRE (Energy Reallocation Mechanism).
•	Federal courts granted Cemig’s application for Provisional Remedy, ordering Aneel:
•	> not to apply –before final judgment against which there is no further appeal –the effects of its adjustment to the MRE (mechanism for sharing of hydrological risk of hydroelectric plants).

CEMIG
Brazil’s Best Energy
Cemig’s long-term ratings
Fitch reduced its ratings for Cemig and subsidiaries to AA–(bra), with Outlook negative.
Brazilian Rating:
Brazilian Rating:
Agency Cemig Cemig D Cemig GT
Rating Outlook Rating Outlook Rating Outlook
Fitch AA–(bra) Negative AA–(bra) Negative AA–(bra) Negative
S&P brAA+ Stable brAA+ Stable brAA+ Stable
Moody’s Aa2.br Negative Aa2.br Negative Aa2.br Negative
Global Rating:
Agency Cemig Cemig D Cemig GT
Rating Outlook Rating Outlook Rating Outlook
S&P BB+ Stable BB+ Stable BB+ Stable
Moody’s Ba1 Negative Ba1 Negative Ba1 Negative
Cemig continues to have solid fundamentals, assured by excellent corporate governance and financial management, stable profitability and strong cash flow.
Note: Fitch gives only Brazilian -not global -ratings.

CEMIG
Brazil’s Best Energy
Analyzing the 2Q15 results

CEMIG
Brazil’s Best Energy
R$ million
+14.7%
4,701 5,392 2Q14 2Q15
Changes in sales – by volume GWh
-8.3%
73 754 12 95 7 362
15,487 14,198
2Q14 Residential Industrial Commercial Rural Others Wholesale 2Q15

•	Annual tariff adjustment, with average effect of 7.07%, from April 8, 2015.
•	Increase of R$ 637 million for: Supply of gas; and CVA / Other financial components in tariff calculation.
•	Average GSF (Generation Scaling Factor) in 2Q15 of 0.81%.

CEMIG
Brazil’s Best Energy
Cemig D: Consumption of electricity - GWh
-8.6% 2Q14 2Q15 -4.1%
-3.1% -1.7% -11.2% +0.8%
2,459 2,386 1,022 934 1,484 1,459 845 750 826 833 6,636 6,362
Residential Industrial Commercial Rural Others Total retail supply
-1.6% 2H14 2H15 -1.8%
-5.9% -0.1% -2.8% +0.1%
5,027 4,949 2,003 1,885 3,056 3,054 1,588 1,544 1,695 1,697 13,369 13,129
Residential Industrial Commercial Rural Others Total retail supply

Consolidated operational expenses
CEMIG
Brazil’s Best Energy
+29.7%
3,352 4,347
2Q14 2Q15
Controllable costs grow less than inflation
Non-controllable costs: strong impact on expenses
Electricity and gas bought for resale are 59% of total expenses
Provisions for losses on investments
Parati: Total provision R$ 279mn, of which R$ 114 mn in 2Q15
SAAG: Total provision R$ 75mn, of which R$ 46 mn in 2Q15
Change in consolidated operational expenses in 2Q15
28 -14 5 1 11 443 -21 188 87 262 54 -47
Personnel Profit shares Post-retirement Materials Outsourced services Electricity purchased Depreciation and amortization
Provisions National grid Gas purchased for resale Construction costs Other expenses

Consolidated Ebitda
CEMIG
Brazil’s Best Energy
-21.7% 1,573 1,232 2Q14 2Q15
2015 Guidance
6,834
5,435
70.1%
3,811
1H15 Guidance
Ebitda by company, up to June 2015
(Cemig Management Accounting format)
3,176 366 358 204 129 64 38 50
Cemig GT Cemig D Taesa Light Gasmig Aliança Mesa Others

•	Our consolidated Ebitda in the first half of 2015 was 70.1% of the lower limit of our guidance for the full year (as given at the 20th Annual Cemig-Apimec Meeting).

Consolidated net income
CEMIG
Brazil’s Best Energy
-27.9% +1.4%
741 534
1,991 2,018
2Q14 2Q15 1H14 1H15
By operational segment
1,829 209 76 -96
Generation Transmission Distribution Other

•	Our business portfolio results in our profit being stable in 1H15.
•	Financial expenses 55% higher –mainly on increase in indexors of debt: CDI and IPCA indices.
•	Focus on financial management, to reduce costs of debt, is a fundamental part of Cemig’s strategy.

CEMIG
Brazil’s Best Energy
Cemig, consolidated: debt profile
Maturities timetable – Average tenor: 3.1 years Main indexors
Total net debt: R$ 11.7 billion
After June 2015, Cemig GT raised
R$1.0 billion for debt payment
2% 2%
30% 66%
CDI
IPCA
URTJ
RGR/Others
2,190 3,881 1,862 1,511 770 920 751 1,152
2015 2016 2017 2018 2019 2020 2021 After 2022
Cost of debt – % Leverage – %
9.81 10.32 11.74 12.51 13.38
1.40 1.80 1.80 1.75 1.80
4.51 4.55 5.03 4.08 4.16
39.2 42.3 50.7 48.4 45.4
2012 2013 2014 Mar/15 “Jun/15
Real Nominal
Jun 2014 Sep 2014 2014 Mar 2015 Jun 2015
Net debt
Ebitda
Net debt
Stockholders’ equity + Net debt

CEMIG
Brazil’s Best Energy
Cemig GT - debt profile
Maturities timetable – Average tenor: 2.7 years Main indexors
Total net debt: R$ 5.4 billion
After June 2015, Cemig GT raised
R$1.0 billion for debt payment
2% 19% 79%
CDI
IPCA
Other
1,501 1,019 1,339 837 134 286 286 324
2015 2016 2017 2018 2019 2020 2021 After 2022
Cost of debt – % Leverage – %
11.14 10.76 12.11 12.57 13.42
5.09 4.66 5.37 4.15 4.19
2012 2013 2014 Mar/15 Jun/15
Nominal
Real
0.89 0.93 1.36 1.52 1.31
47.7 59.9 63.8 55.6 50.1
Jun 2014 Sep 2014 2014 Mar 2015 Jun 2015
Net debt
Ebitda
Net debt
Stockholders’ equity + Net debt

CEMIG
Brazil’s Best Energy
Cemig D - debt profile
Maturities timetable – Average tenor: 3.6 years Main indexors
Total net debt: R$ 6.4 billion
3% 1% 40% 56%
537 2,766 467 621 617 615 445 809
2015 2016 2017 2018 2019 2020 2021 After 2022
CDI
IPCA
RGR
Others
Cost of debt – % Leverage – %
9.56 9.97 11.47 12.60 13.52
5.19 4.40 4.79 4.20 4.29
2012 2013 2014 Mar/15 Jun/15
Nominal
Real
7.56 7.23 3.90 3.87 4.36
67.2 69.0 69.4 69.0 70.3
Jun 2014 Sep 2014 2014 Mar 2015 Jun 2015
Net debt
Ebitda
Net debt
Stockholders’ equity + Net debt

CEMIG
Brazil’s Best Energy
Capital allocation
(June 2014 R$ mn) Planned Realized %
2015 1H15
GENERATION 905 447 49%
Investment program 91 14 15%
Capital injections 814 433 53%
Aliança Norte 367 334 91%
Madeira Energia S.A. – Mesa 110 - -
Guanhães SPC (Minas PCH Program) 95 - -
SPC - Amazônia Energia Participações S.A. (Belo Monte) 119 98 82%
Other 124 1 1%
TRANSMISSION 174 70 40%
Investment program 174 70 40%
CEMIG D 1,239 575 46%
Investment program 1,239 575 46%
CEMIG holding company 224 12 5%
Investment program 224 12 5%
CEMIG – TOTAL INVESTMENT 2,542 1,104 43%

CEMIG
Brazil’s Best Energy
Cash flow
Cash flow statement 1S15 1S14
Cash at beginning of period 887 2,202
Cash generated by operations 971 2,183
Net profit 2,019 1,991
Current and deferred income tax and Social Contribution tax 839 935
Depreciation and amortization 429 385
Gain on the Aliança stockholding reorganization (735) -
Passthrough from CDE (762) -
Other adjustments (819) (1,128)
Financing activities (706) 531
Financings obtained and capital increase 3,097 3,128
Interest on Equity, and dividends (129) (1,535)
Payments of loans and financings (3,674) (1,062)
Investment activity (395) (2,927)
Securities - Financial Investment 485 (256)
Acquisition of ownership interest and future capital commitments (394) (2,260)
Fixed and Intangible assets (486) (411)
Cash at end of period 757 1,989
Total cash available* 1,284
* Total cash available = sum of Cash and cash equivalents plus Short and Long-term securities.

CEMIG
Brazil’s Best Energy
Investor relations
Tel: +55 (31) 3506-5024
Fax: +55 (31) 3506-5025
ri@cemig.com.br
http://ri.cemig.com.br

10. SUMMARY OF PRINCIPAL DECISIONS OF THE 642ND MEETING OF THE BOARD OF DIRECTORS HELD ON AUGUST 24, 2015

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

Meeting of August 24, 2015

SUMMARY OF PRINCIPAL DECISIONS

At its 642nd meeting, held on August 24, 2015, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

1.	Restructuring of the “Parati Group”.

2.	Participation of Renova in an electric power supply auction.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

11. SUMMARY OF MINUTES OF THE 643RD MEETING OF THE BOARD OF DIRECTORS HELD ON AUGUST 28, 2015

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES OF THE 643RD MEETING

Date, time and place:	August 28, 2015 at 3.30 p.m. at the company’s head office,
Av. Barbacena 1200, 21st floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting Committee:	Chair: José Afonso Bicalho Beltrão da Silva;
Secretary: Anamaria Pugedo Frade Barros

Summary of proceedings:

I	Conflict of interest: The Board Members listed below stated that they had no conflict of interest with the matters on the agenda of the meeting.

II	The Board approved the minutes of this meeting.

III	The Board authorized signature of the first Amendment to the stockholders’ agreement of Parati S.A. – Participações em Ativos de Energia Elétrica (Parati), in the terms of the draft attached to the document PRCA052/2015, between the Company and Redentor Fundo de Investimentos em Participações (FIP Redentor), with the following as consenting parties:

Parati, Banco Santander (Brasil) S.A., Banco Votorantim S.A., BB Banco de Investimento S.A., and

Banco BTG Pactual S.A. – in their status as unit holders of FIP Redentor – the efficacy of extension of the periods cited in that PRCA being conditional upon ratification by the extraordinary General Meeting of Stockholders of the Company of the extension of the periods of the Put Option granted on April 11, 2011 by the Company to Redentor, which event must take place by November 9, 2015 on penalty of the condition precedent not being implemented.

IV	The Board canceled Board Decision Document (CRCA) 043/2015, which deals with a different version of the First Amendment to the Stockholders’ Agreement referred to, which was not signed.

V	Comment: The Chair spoke on a subject of interest to the Company.

The following were present:

Board members:

José Afonso Bicalho Beltrão da Silva,

Mauro Borges Lemos,

Allan Kardec de Melo Ferreira,

Arcângelo Eustáquio Torres Queiroz,

Guy Maria Villela Paschoal,

Helvécio Miranda Magalhães Junior,

José Henrique Maia,

José Pais Rangel,

Marco Antônio de Rezende Teixeira,

Nelson José Hubner Moreira,

José Augusto Gomes Campos,

Marina Rosenthal Rocha,

Ricardo Wagner Righi de Toledo,

Tarcísio Augusto Carneiro,

Antônio Dirceu Araújo Xavier,

Carlos Fernando da Silveira Vianna,

Flávio Miarelli Piedade,

Luiz Guilherme Piva,

Newton Brandão Ferraz Ramos,

Samy Kopit Moscovitch,

Wieland Silberschneider;

Secretary:	Anamaria Pugedo Frade Barros.

(Signed) Anamaria Pugedo Frade Barros

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

12. MATERIAL ANNOUNCEMENT DATED SEPTEMBER 2, 2015: FIP REDENTOR EXERCISING PUT OPTION TO SELL INTEREST IN PARATI TO CEMIG

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

FIP Redentor exercising Put Option to sell interest in Parati to Cemig

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, in accordance with CVM Instruction 358 of January 3, 2002, as amended, hereby informs the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&FBovespa S.A.) and the market in general as follows:

On today’s date Cemig received from Redentor Fundo de Investimentos em Participações (“FIP Redentor”) notice of exercise of the Put Option for shares in Parati S.A. – Participações em Ativos de Energia Elétrica (‘Parati’). That option was granted on April 11, 2011 in accordance with the decision of the Extraordinary General Meeting of Stockholders held on March 24, 2011.

Cemig reiterates that it will keep the market informed of significant developments in relation to this Transaction by immediate publication of them to the market.

Belo Horizonte, September 2, 2015

Fabiano Maia Pereira

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

13. SUMMARY OF PRINCIPAL DECISIONS OF THE 644TH MEETING OF THE BOARD OF DIRECTORS HELD ON SEPTEMBER 2, 2015

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

Meeting of September 2, 2015

SUMMARY OF PRINCIPAL DECISIONS

At its 644th meeting, held on September 2, 2015, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

1.	Orientation of vote at Extraordinary General Meetings of Stockholders of Cemig D and Cemig GT.

2.	Convocation of an Extraordinary General Meeting of Stockholders to be held on October 6, 2015, to change in the composition of the Audit Board, due to the resignation of Mr. Ari Barcelos da Silva, a substitute member of that Board.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

14. MATERIAL ANNOUNCEMENT DATED SEPTEMBER 4, 2015: PUT OPTION AGREEMENT BETWEEN LIGHT ENERGIA AND BNDESPAR

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

In accordance with CVM Instruction 358 of January 3, 2002, as amended, Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, hereby informs the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa S.A.) and the market in general, as follows:

On today’s date Cemig’s affiliated company Light S.A. (‘Light’). published a Material Announcement with the following content:

“Light S.A. (“Company” or “Light”), pursuant to CVM Instruction 358 of January 3, 2002, hereby informs its shareholders and the public in general that, on this date, the Company’s Board of Directors and the Board of Directors of Light Energia S.A. (“Light Energia”), a wholly-owned Company subsidiary, approved the execution, on a date to be established, of a Private Instrument for the Option to Sell Shares Issued by Renova Energia S.A. (“Renova”) between BNDES Participações S.A.—BNDESPAR (“BNDESPAR”) and Light Energia (“Option Agreement”), with the Company as consenting intervening party.

1.	CONTEXT

The Renova Shareholders’ Agreement, entered into between Light Energia, RR Participações S.A., BNDESPAR, Ricardo Lopes Delneri, Renato do Amaral Figueiredo and the Company on November 6, 2012 (“Renova Agreement—BNDESPAR”), to which Cemig Geração e Transmissão S.A. (“CEMIG GT”) adhered on September 29, 2014, established that, if any of Renova’s controlling shareholders wish to transfer any of their bound shares, BNDESPAR will have the right, at its own exclusive criterion, to transfer up to all of its units (comprising two preferred shares and one common share each) to the purchaser in the same transaction and under the same conditions (“Joint Right of Sale”).

Pursuant to the Company’s Material Fact published on July 2, 2015 and the Notice to the Market of July 15, 2015, Light Energia entered into a Securities Purchase Agreement (“Securities Purchase Agreement”) with SunEdison, INC. (“SunEdison”) establishing the terms and conditions for the sale of Light Energia’s shares in Renova (“Transaction”) for US$250 million. The conditions precedent for the conclusion of the Transaction include the non-exercise by BNDESPAR of its Joint Right of Sale.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

After being notified of the execution of the Securities Purchase Agreement, BNDESPAR declared its interest in selling all of its nine million, three hundred and eleven thousand, four hundred and twenty-five (9,311,425) units, representing 8.8% of Renova’s capital stock.

However, aiming to maximize cash inflow to the Company, the parties agreed that, in exchange for the non-exercise of the Joint Right of Sale by BNDESPAR, Light Energia will grant BNDESPAR a Sale Option on all its Renova units through the execution of the Option Agreement, under the conditions listed below. The Execution of the Option Agreement is conditioned on the presentation to BNDESPAR of the waiver by RR and CEMIG GT of the exercise of their respective preemptive rights and joint rights of sale to which they are entitled as a result of the Transaction.

2.	OPTION AGREEMENT

(A) Exercise of the Option and Terms:

The sale option may be exercised by BNDESPAR in three (3) tranches, as follows:

(i)	the first tranche will be composed of three million, one hundred and three thousand. eight hundred and eight (3,103.808) units and the sale option may be exercised within thirty (30) days subsequent to the fourth (4th) year following closure of the Transaction;

(ii)	the second tranche will be composed of three million, one hundred and three thousand. eight hundred and eight (3,103,808) units and the sale option may be exercised within thirty (30) days subsequent to the fifth (5th) year following closure of the Transaction;

(iii)	the third tranche will be composed of three million, one hundred and three thousand. eight hundred and nine (3,103,809) units and the sale option may be exercised within thirty (30) days subsequent to the sixth (6th) year following closure of the Transaction;

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

(B) Exercise Price

The Exercise Price, currently fourteen dollars and eighty-three cents (US$14.83) per unit, will be converted into reais by the dollar exchange rate (PTAX-800, option 5) on the date of closure of the Transaction and will be restated for inflation by the variation in the average Interbank Deposit Rate (“CDI”) plus two percent (2.0%) per year, until the effective payment of each tranche by BNDESPAR.

The Exercise Price and the number of units will be adjusted for any dividends or interest on equity declared, capital increases through bonus share issues or any other shareholder payments in new shares or splits or reverse splits of share or units issued by Renova.

(C) Renova Board of Directors

As of the closure of the Transaction and while BNDESPAR retains the right to nominate a member of Renova’s Board of Directors, BNDESPAR will indicate the name put forward by Light Energia to the position of alternate member of Renova’s Board of Directors, observing certain requirements.

Should Light Energia retain the majority of the units that are the object of the Sale Option, BNDESPAR will indicate the name put forward by Light Energia to the position of sitting member of Renova’s Board of Directors, observing certain requirements.

(D) Effectiveness

The Option Agreement will be automatically terminated in the following cases:

(i)	non-conclusion of the Transaction;

(ii)	if BNDESPAR sells all the Option Units; or

(iii)	if BNDESPAR unbinds all the Option Units from the Shareholders’ Agreement.

For additional information, please enter into contact with the Company’s Investor Relations Department.”

Belo Horizonte, September 04, 2015.

Fabiano Maia Pereira

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.